EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
FIRST GUARANTY BANCSHARES, INC.
FIRST GUARANTY BANK
AND
LONE STAR BANK
Dated as of January 6, 2023

TABLE OF CONTENTS
Article I THE MERGER    2
1.01    The Merger.    2
1.02    Articles, Certificate of Formation and Bylaws; Officers and Directors.    2
1.03    Effective Time; Closing.    3
1.04    Reservation of Right to Revise Structure.    3
Article II MERGER CONSIDERATION; EXCHANGE PROCEDURES    4
2.01    Merger Consideration.    4
2.02    Rights as Shareholders; Stock Transfers.    6
2.03    Fractional Shares.    6
2.04    Treatment of Lone Star Options.    6
2.05    Plan of Reorganization.    7
2.06    Exchange Procedures.    7
2.07    Deposit and Delivery of Merger Consideration.    7
2.08    Rights of Certificate Holders after the Effective Time.    9
2.09    Anti-Dilution Provisions.    9
Article III REPRESENTATIONS AND WARRANTIES OF Lone Star    10
3.01    Organization and Standing.    10
3.02    Capital Stock.    10
3.03    Subsidiaries.    12
3.04    Corporate Power; Minute Books.    12
3.05    Corporate Authority.    12
3.06    Regulatory Approvals; No Defaults.    13
3.07    Financial Statements; Internal Controls.    14
3.08    Regulatory Reports.    15
3.09    Absence of Certain Changes or Events.    15
3.10    Legal Proceedings.    15
3.11    Compliance with Laws.    16
3.12    Lone Star Material Contracts; Defaults.    17
3.13    Agreements with Regulatory Agencies.    18
3.14    Brokers; Fairness Opinion.    18
3.15    Employment Matters; Employee Benefit Plans.    18
3.16    Labor Matters.    21
3.17    Environmental Matters.    21
3.18    Tax Matters.    22
3.19    Investment Securities.    23
3.20    Derivative Transactions.    23
3.21    Regulatory Capitalization.    24
3.22    Loans; Nonperforming and Classified Assets.    24
3.23    Allowance for Loan and Lease Losses.    25
3.24    Trust Business; Administration of Fiduciary Accounts.    25
3.25    Investment Management and Related Activities.    25
3.26    Repurchase Agreements.    26
3.27    Deposit Insurance.    26
3.28    Transactions with Affiliates.    26
3.29    Title to Properties and Assets.    26
3.30    Intellectual Property.    27
3.31    Insurance.    28
3.32    Antitakeover Provisions.    28
3.33    Lone Star Information.    28
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3.34    Information Security.    28
Article IV REPRESENTATIONS AND WARRANTIES OF FIRST GUARANTY BANCSHARES    29
4.01    Organization and Standing.    29
4.02    Capital Stock.    29
4.03    Corporate Power.    30
4.04    Corporate Authority.    30
4.05    SEC Documents; Financial Statements.    31
4.06    Regulatory Reports.    32
4.07    Regulatory Approvals; No Defaults.    33
4.08    First Guaranty Bancshares Information.    33
4.09    Absence of Certain Changes or Events.    34
4.10    Compliance with Laws.    34
4.11    First Guaranty Bancshares Regulatory Matters.    35
4.12    Brokers.    35
4.13    Legal Proceedings.    36
4.14    Tax Matters.    36
4.15    Regulatory Capitalization.    37
4.16    Community Reinvestment Act.    38
Article V COVENANTS    38
5.01    Commercially Reasonable Efforts.    38
5.02    Conduct of Business of Lone Star.    38
5.03    Shareholder Approval.    42
5.04    Covenants of First Guaranty Bancshares.    43
5.05    Registration Statement; Proxy Statement/Prospectus; Nasdaq Listing.    44
5.06    Regulatory Filings; Consents.    45
5.07    Publicity.    46
5.08    Access; Current Information.    46
5.09    No Solicitation by Lone Star; Superior Proposals.    48
5.10    Indemnification.    51
5.11    Employees; Benefit Plans.    53
5.12    Notification of Certain Changes.    55
5.13    Transition; Informational Systems Conversion.    55
5.14    Termination of Contracts.    56
5.15    No Control of Other Party’s Business.    56
5.16    Certain Litigation.    57
5.17    Board Representation; Director Resignations.    57
5.18    Establishment of Advisory Board.    57
5.19    Director Releases.    58
5.20    Employment Agreements.    58
5.21    Coordination.    58
5.22    Confidentiality.    59
5.23    Section 16 Matters.    59
5.24    Tax Matters.    59
Article VI CONDITIONS TO CONSUMMATION OF THE MERGER    60
6.01    Conditions to Obligations of the Parties to Effect the Merger.    60
6.02    Conditions to Obligations of Lone Star.    62
6.03    Conditions to Obligations of First Guaranty Bancshares.    63
6.04    Frustration of Closing Conditions.    65
Article VII TERMINATION    65
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7.01    Termination.    65
7.02    Termination Fee.    67
7.03    Effect of Termination.    68
Article VIII DEFINITIONS    68
8.01    Definitions.    68
Article IX MISCELLANEOUS    79
9.01    Survival.    79
9.02    Waiver; Amendment.    80
9.03    Governing Law; Jurisdiction; Waiver of Right to Trial by Jury.    80
9.04    Waiver of Jury Trial.    80
9.05    Expenses.    81
9.06    Notices.    81
9.07    Entire Understanding; No Third-Party Beneficiaries.    82
9.08    Severability.    82
9.09    Enforcement of the Agreement.    82
9.10    Interpretation.    83
9.11    Assignment.    84
9.12    Confidential Supervisory Information.    84
9.13    Counterparts.    84

Exhibit A – Form of Lone Star Voting Agreement
Exhibit B – Form of Director Support Agreement
Exhibit C – Form of Agreement and Plan of Merger
Exhibit D – Form of Release Agreement

iii

AGREEMENT AND PLAN OF MERGER
This Agreement and Plan of Merger (this “Agreement”) is dated as of January 6, 2023, by and among First Guaranty Bancshares, Inc., a Louisiana business corporation (“First Guaranty Bancshares”), First Guaranty Bank, a Louisiana state bank and wholly-owned Subsidiary of First Guaranty Bancshares (“First Guaranty Bank”), and Lone Star Bank, a Texas banking association (“Lone Star”).
W I T N E S S E T H
WHEREAS, First Guaranty Bancshares owns all of the issued and outstanding shares of capital stock of First Guaranty Bank;
WHEREAS, Lone Star is a Texas banking association with its main office in Houston, Texas that First Guaranty Bancshares desires merge with and into First Guaranty Bank;
WHEREAS, First Guaranty Bancshares desires to acquire all of the issued and outstanding shares of Lone Star Common Stock in exchange solely for shares of First Guaranty Bancshares Common Stock through the merger (the “Merger”) of First Guaranty Bank with and into Lone Star, with First Guaranty Bank surviving such Merger;
WHEREAS, the boards of directors of the Parties have determined that it is in the best interests of their respective companies and their respective shareholders to consummate the Merger and related transactions provided for in this Agreement;
WHEREAS, as an inducement to First Guaranty Bancshares to enter into this Agreement, each director of Lone Star has entered into a voting agreement (each a “Lone Star Voting Agreement” and collectively, the “Lone Star Voting Agreements”), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with First Guaranty Bancshares, pursuant to which each such director has agreed, among other things, to vote all shares of Lone Star Common Stock owned by such director in favor of the approval of this Agreement, the Merger Agreement (as defined herein) and the transactions contemplated hereby and thereby;
WHEREAS, as a further inducement to First Guaranty Bancshares’ willingness to enter into this Agreement, each director of Lone Star who is not also an employee of Lone Star has entered into a director support agreement (each a “Lone Star Director Support Agreement” and collectively, the “Lone Star Director Support Agreements”), substantially in the form attached hereto as Exhibit B, containing non-solicitation and non-competition obligations;
WHEREAS, the Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger; and
WHEREAS, for U.S. federal income tax purposes it is intended that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”), and this Agreement is intended to be, and hereby is, adopted as a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356, and 361 of the Code (and any comparable provision of state or local law) for federal income tax purposes (and applicable state and local income tax purposes).

NOW, THEREFORE, in consideration of the mutual promises herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:
Article 1
THE MERGER
1.0aThe Merger.
Subject to the terms and conditions of this Agreement and, to the extent applicable, a separate agreement and plan of merger by and between First Guaranty Bank and Lone Star (the “Merger Agreement”), in accordance with the Louisiana Business Corporation Act (the “LBCA”), the Texas Business Organizations Code (“TBOC”), the Texas Finance Code (“TFC”), at the Effective Time, Lone Star shall merge with and into First Guaranty Bank pursuant to the terms of this Agreement. First Guaranty Bank shall be the Surviving Bank in the Merger and shall continue its existence as a corporation under the laws of the State of Louisiana. As of the Effective Time, the separate corporate existence of Lone Star shall cease.
1.0bArticles, Certificate of Formation and Bylaws; Officers and Directors.
(i)At the Effective Time, the articles of incorporation of First Guaranty Bank in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Bank until thereafter amended in accordance with applicable Law. The bylaws of First Guaranty Bank in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Bank until thereafter amended in accordance with applicable Law and the terms of such bylaws;
(ii)The directors of First Guaranty Bank in office immediately prior to the Effective Time shall serve as the directors of the Surviving Bank in accordance with the bylaws of First Guaranty Bank except as provided in Section 5.17 hereof; and
(iii)The officers of First Guaranty Bank in office immediately prior to the Effective Time, together with such additional persons as may thereafter be appointed, shall serve as the officers of the Surviving Bank in accordance with the bylaws of First Guaranty Bank.
1.0cEffective Time; Closing.
(i)Subject to the terms and conditions of this Agreement, the Parties will make all such filings as may be required to consummate the Merger by applicable Laws. The Merger shall become effective on the date and at the time (the “Effective Time”) specified in the certificate of merger issued by the OFI (the “Certificate of Merger”). Unless otherwise mutually agreed by the Parties, the Effective Time will occur on a date to be determined by First Guaranty in consultation with Lone Star within thirty-five (35) days of the date that all of the conditions to the Closing set forth in Article VI (other than conditions to be satisfied at the Closing, which shall be satisfied or waived at the Closing) have been satisfied or waived in accordance with the terms hereof.
(ii)The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on the Business Day immediately preceding the Effective Time (such date, the “Closing Date”) by electronic means or at the offices of Hunton Andrews Kurth LLP, 600 Travis Street, Suite 4200, Houston, Texas 77002, or such other place as the Parties may mutually agree. At the Closing, there shall be delivered to First Guaranty Bancshares and Lone Star the certificates and other documents required to be delivered under Article VI.

1.0dReservation of Right to Revise Structure.
First Guaranty Bancshares may at any time and without the approval of Lone Star, subject to the filing of all necessary applications and the receipt of all required regulatory approvals, change the method of effecting the business combination contemplated by this Agreement if and to the extent that it reasonably deems such a change to be necessary or advantageous; provided, however, that no such change shall (i) alter the nature or reduce the amount of the consideration to be issued to Lone Star’s Holders as Merger Consideration or amounts paid to holders of Lone Star Options as currently contemplated in this Agreement, (ii) reasonably be expected to materially impede or delay consummation of the Merger, (iii) adversely affect the Intended Tax Treatment, or (iv) require submission to or approval of Lone Star’s Holders after this Agreement and the Merger Agreement set forth in this Agreement has been approved by Lone Star’s Holders. In the event that First Guaranty Bancshares elects to make such a change, the parties agree to cooperate to execute appropriate documents to reflect the change.
Article 2
MERGER CONSIDERATION; EXCHANGE PROCEDURES
1.0aMerger Consideration.
Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the Parties or any Holder:
(i)Each share of First Guaranty Bancshares Common Stock that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.
(ii)Each share of Lone Star Common Stock (excluding Dissenting Shares and Lone Star Cancelled Shares) issued and outstanding at the Effective Time shall cease to be outstanding and shall be converted, in accordance with the terms of this Article II, into and exchanged for the right to receive the Per-Share Merger Consideration.
(iii)Reserved.
(iv)Each share of Lone Star Common Stock owned directly by First Guaranty Bancshares, Lone Star, or any of their respective Affiliates or Subsidiaries (excluding shares in trust accounts, managed accounts and the like for the benefit of customers or shares held as collateral for outstanding debt previously contracted) immediately prior to the Effective Time (the “Lone Star Cancelled Shares”) shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.
(v)Notwithstanding anything in this Agreement to the contrary, all shares of Lone Star Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a Holder who did not vote in favor of the Merger (or consent thereto in writing) and who is entitled to demand and properly demands the fair value of such shares pursuant to, and who complies in all respects with, the provisions of Chapter 10, Subchapter H of the TBOC, shall not be converted into or be exchangeable for the right to receive the Per-Share Merger Consideration (the “Dissenting Shares”), but instead the Holder of such Dissenting Shares (hereinafter called a “Dissenting Shareholder”) shall be entitled to payment of the fair value of such shares in accordance with the applicable provisions of the TBOC (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and such Holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of the TBOC and this Section 2.01(e)), unless and until such Dissenting Shareholder shall have failed to perfect such Holder’s right to receive, or shall have effectively withdrawn or lost rights to demand or receive, the fair value of such shares of Lone Star Common Stock under the applicable provisions of the TBOC. If any Dissenting Shareholder shall fail to perfect or effectively withdraw or lose such Holder’s dissenter’s rights under the applicable provisions of the TBOC, each such Dissenting Share shall be deemed to have been converted into and to have become exchangeable for, the right to receive the Per-Share Merger Consideration, without any interest thereon, in accordance with the applicable provisions of this Agreement. Lone Star shall give First Guaranty Bancshares (i) prompt notice of any written notices to exercise dissenters’ rights in respect of any shares of Lone Star Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the TBOC and received by Lone Star relating to dissenters’ rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the TBOC. Lone Star shall not, except with the prior written consent of First Guaranty Bancshares, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to this Article II to pay for shares of Lone Star Common Stock for which dissenters’ rights have been perfected shall be returned to First Guaranty Bancshares upon demand. If the amount paid to a Dissenting Shareholder exceeds such Dissenting Shareholder’s pro rata portion of the Merger Consideration, such excess amount shall not reduce the Per-Share Merger Consideration paid to other Holders.
1.0bRights as Shareholders; Stock Transfers.
At the Effective Time, all shares of Lone Star Common Stock, when converted in accordance with Section 2.01, shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each Certificate or Book-Entry Share previously evidencing such shares shall thereafter represent only the right to receive for each such share of Lone Star Common Stock the Per-Share Merger Consideration, any cash in lieu of fractional shares of First Guaranty Bancshares Common Stock in accordance with this Article II, and any dividends or distributions to which such Holder is entitled pursuant to this Article II. At the Effective Time, Holders of Lone Star Common Stock shall cease to be, and shall have no rights as, Holders of Lone Star, other than the right to receive the Per-Share Merger Consideration, cash in lieu of fractional shares of First Guaranty Bancshares Common Stock as provided under this Article II, and any dividends or distributions to which such Holder is entitled pursuant to this Article II. At the Effective Time, the stock transfer books of Lone Star shall be closed, and there shall be no registration of transfers on the stock transfer books of Lone Star of shares of Lone Star Common Stock.
1.0cFractional Shares.
Notwithstanding any other provision hereof, no fractional shares of First Guaranty Bancshares Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger. In lieu thereof, First Guaranty Bancshares shall pay or cause to be paid to each Holder of a fractional share of First Guaranty Bancshares Common Stock, rounded to the nearest one hundredth of a share, an amount of cash (without interest and rounded to the nearest whole cent) determined by multiplying the fractional share interest in First Guaranty Bancshares Common Stock to which such Holder would otherwise be entitled by the Lone Star Per-Share Amount.
1.0dTreatment of Lone Star Options.
    The board of directors of Lone Star shall set a date (which date will be at least two (2) business days before the Calculation Date) (the “Lone Star Option Exercise Deadline”) before which each option to acquire shares of Lone Star Common Stock issued pursuant to a Lone Star

Stock Plan and each underlying award agreement (a “Lone Star Option”) may be exercised by the holder thereof in accordance with its terms. After the Lone Star Option Exercise Deadline and at least five (5) Business Days prior to the Effective Time, all unexercised Lone Star Options, whether vested or unvested, will be cancelled by Lone Star and will, in accordance with the terms of this Agreement and the terms of the respective Lone Star Stock Plan, be converted into the right of the holder of such Lone Star Option to receive an amount in cash equal to the difference between (i) the Lone Star Per-Share Amount, and (ii) the exercise price of the Lone Star Option (such amount the “Lone Star Per-Option Value”). Lone Star will pay each applicable holder of a Lone Star Option a cash payment equal to the holder’s Lone Star Per-Option Value prior to the Effective Time.
1.0ePlan of Reorganization.
It is intended that the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code. This Agreement is intended to be, and is hereby, adopted as a “plan of reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulation Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state or local law) for federal income tax purposes (and applicable state and local income tax purposes). This Agreement shall be interpreted consistent with that intent. The Parties shall prepare and file all Tax Returns in accordance with the Intended Tax Treatment, and neither Party shall take any action (or permit any of their Affiliates to take any action), or fail to take any action (or permit any of their Affiliates to fail to take any action), that is inconsistent with or that would reasonably be expected to adversely affect the Intended Tax Treatment, except as otherwise required by a “determination” (within the meaning of Section 1313(a) of the Code).
1.0fExchange Procedures.
Prior to the Effective Time, First Guaranty Bancshares shall appoint the Exchange Agent for the payment and exchange of the Merger Consideration. No later than ten (10) days prior to the Closing Date, First Guaranty Bancshares shall cause the Exchange Agent to mail or otherwise cause to be delivered to each Holder appropriate and customary transmittal materials, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon delivery of the Certificates or Book-Entry Shares to the Exchange Agent, as well as instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Per-Share Merger Consideration (plus any cash in lieu of fractional shares and any dividends or distributions to which such Holder is entitled pursuant to this Article II) as provided for in this Agreement (the “Letter of Transmittal”).
1.0gDeposit and Delivery of Merger Consideration.
(i)At or before the Effective Time, First Guaranty Bancshares shall deposit with the Exchange Agent, for the benefit of the Holders, evidence of shares in book entry form representing the number of shares of First Guaranty Bancshares Common Stock sufficient to deliver the Merger Consideration (together with, to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.03, and, if applicable, cash in an aggregate amount sufficient to make the appropriate payment to the Holders of Dissenting Shares) (collectively, the “Exchange Fund”). Upon surrender of a Certificate or Book-Entry Shares for cancellation to the Exchange Agent, together with such Letter of Transmittal, duly completed and executed, and such other documents as may reasonably be required by the Exchange Agent or First Guaranty Bancshares, such Holder will be entitled to receive the Per-Share Merger Consideration, to be issued in book entry form, and any cash in lieu of fractional shares described in Section 2.03. The Exchange Agent will cancel or cause to be cancelled the Certificates or Book-Entry Shares surrendered in accordance with this Section 2.07 and will deliver or cause to be delivered the cancelled Certificates, and evidence of cancellation of Book-Entry Shares, to First Guaranty Bancshares. The Exchange Agent or First Guaranty Bancshares, as the case may be, shall not be obligated to deliver the Per-Share Merger Consideration or cash in lieu of any fractional share to a Holder to which such Holder would otherwise be entitled as a result of the Merger until such Holder surrenders the Certificates or Book-Entry Shares representing the shares of Lone Star Common Stock for exchange as provided in this Article II, or, an appropriate affidavit of loss and indemnity agreement and/or a bond in such amount as may be reasonably required in each case by First Guaranty Bancshares or the Exchange Agent.
(ii)Any portion of the Exchange Fund that remains unclaimed by the Holder for one (1) year after the Effective Time (as well as any interest or proceeds from any investment thereof) shall be delivered by the Exchange Agent to First Guaranty Bancshares. Any Holders who have not theretofore complied with this Section 2.07 shall thereafter look only to First Guaranty Bancshares for the Per-Share Merger Consideration, any cash in lieu of fractional shares of Lone Star Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such Holder is entitled in respect of each share of Lone Star Common Stock such Holder held immediately prior to the Effective Time, as determined pursuant to this Agreement, in each case without any interest thereon. Neither the Exchange Agent nor any Party shall be liable to any Holder represented by any Certificate or Book-Entry Share for any amounts delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. First Guaranty Bancshares and the Exchange Agent shall be entitled to rely upon the stock transfer books of Lone Star to establish the identity of those Persons entitled to receive the Merger Consideration specified in this Agreement, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of any shares of Lone Star Common Stock represented by any Certificate or Book-Entry Share, First Guaranty Bancshares and the Exchange Agent shall be entitled to tender to the custody of any court of competent jurisdiction any Per-Share Merger Consideration represented by such Certificate or Book-Entry Share and file legal proceedings interpleading all parties to such dispute and will thereafter be relieved with respect to any claims thereto.
(iii)First Guaranty Bancshares or the Exchange Agent, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement to any Holder such amounts as First Guaranty Bancshares is required to deduct and withhold under applicable Law. Notwithstanding the foregoing, First Guaranty Bancshares or the Exchange Agent, as the case may be, shall provide to Lone Star, for the benefit of the holders of Lone Star Common Stock and Lone Star Options, with at least five days’ written notice of its intention to make such deduction or withholding (with supporting explanation and basis for such deduction or withholding), and shall reasonably cooperate with Lone Star to obtain any available reduction of, or relief from, such deduction or withholding from the applicable Government Authority. Any amounts so deducted and withheld shall be promptly remitted to the appropriate Governmental Authority and upon such remittance shall be treated for all purposes of this Agreement as having been paid to the Holder in respect of which such deduction and withholding was made by First Guaranty Bancshares or the Exchange Agent, as applicable.
1.0hRights of Certificate Holders after the Effective Time.
(i)All shares of First Guaranty Bancshares Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if ever a dividend or other distribution is declared by First Guaranty Bancshares in respect of the First Guaranty Bancshares Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares of First Guaranty Bancshares Common Stock issuable pursuant to this Agreement. No dividends or other distributions in respect of the First Guaranty Bancshares Common Stock shall be paid to any Holder of any unsurrendered Certificate or Book-Entry Share until such Certificate or Book-

Entry Share is surrendered for exchange in accordance with this Article II. Subject to the effect of applicable Laws, following surrender of any such Certificate or Book-Entry Share, there shall be issued and/or paid to the Holder of the certificates representing whole shares of First Guaranty Bancshares Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of First Guaranty Bancshares Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of First Guaranty Bancshares Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.
(ii)In the event of a transfer of ownership of a Certificate representing Lone Star Common Stock that is not registered in the stock transfer records of Lone Star, the proper amount of cash and/or shares of First Guaranty Bancshares Common Stock shall be paid or issued in exchange therefor to a person other than the person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Lone Star Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a person other than the registered Holder of the Certificate or establish to the satisfaction of First Guaranty Bancshares that the Tax has been paid or is not applicable.
1.0iAnti-Dilution Provisions.
If the number of shares of First Guaranty Bancshares Common Stock or Lone Star Common Stock issued and outstanding prior to the Effective Time shall be increased or decreased, or changed into or exchanged for a different number or kind of shares or securities, in any such case as a result of a stock split, reverse stock split, stock combination, stock dividend, recapitalization, reclassification, reorganization or similar transaction, or there shall be any extraordinary dividend or distribution with respect to such stock; provided, however, for the avoidance of doubt, both parties acknowledge and agree that the increase in shares of Lone Star Common Stock issued and outstanding through the exercise of Lone Star Options shall not be considered such an event, and the record date therefor shall be prior to the Effective Time, an appropriate and proportionate adjustment shall be made to the Per-Share Merger Consideration to give Holders of Lone Star Common Stock the same economic effect as contemplated by this Agreement prior to such event.
Article 3
REPRESENTATIONS AND WARRANTIES OF LONE STAR
Except as set forth in the disclosure schedule delivered by Lone Star to First Guaranty Bancshares prior to or concurrently with the execution of this Agreement with respect to each such Section below (the “Lone Star Disclosure Schedule”); provided, that (a) the mere inclusion of an item in the Lone Star Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Lone Star that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on Lone Star and (b) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Lone Star hereby represents and warrants to First Guaranty Bancshares as follows:

1.0aOrganization and Standing.
Lone Star is a Texas state non-member bank, duly organized, validly existing and in good standing under the laws of the State of Texas. Lone Star has all requisite corporate power and authority (including all licenses, franchises, permits and other governmental authorizations as are legally required) to carry on its business as now being conducted, to own, lease and operate its properties and assets, including, but not limited to, as now owned, leased or operated. Lone Star is duly qualified to do business in all jurisdictions where its ownership or leasing of property or assets or its conduct of business requires it to be so qualified, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect with respect to Lone Star. Lone Star is an “insured depository institution” as defined in the Federal Deposit Insurance Act and applicable regulations thereunder.
1.0bCapital Stock.
(i)The authorized capital stock of Lone Star consists of 8,000,000 shares of Lone Star Common Stock and 1,000,000 shares of Lone Star Preferred Stock. As of the date of this Agreement (the “Lone Star Capitalization Date”), there were 3,325,420 shares of Lone Star Common Stock issued and outstanding and no shares of Lone Star Preferred Stock issued and outstanding. As of the Lone Star Capitalization Date, there were 438,832 Lone Star Options to acquire shares of Lone Star Common Stock outstanding.
(ii)Lone Star Disclosure Schedule Section 3.02(b) sets forth, as of the Lone Star Capitalization Date, the name and address, as reflected on the books and records of Lone Star, of each Holder, and the number of shares of Lone Star Common Stock held by each such Holder. The issued and outstanding shares of Lone Star Common Stock are duly authorized, validly issued, fully paid, non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any Holder. All shares of Lone Star’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities Laws.
(iii)Lone Star Disclosure Schedule Section 3.02(c) sets forth, as of the Lone Star Capitalization Date, for each grant or award of Lone Star Options or other outstanding Rights of Lone Star, the (i) name of the grantee, (ii) date of the grant, (iii) expiration date, (iv) vesting schedule, (v) number of shares of Lone Star Common Stock, or any other security of Lone Star, subject to such award, and (vi) number of shares subject to such award that are exercisable or have vested as of the Lone Star Capitalization Date. Each outstanding Lone Star Right complies with or is exempt from Section 409A of the Code and qualifies for the tax treatment afforded thereto in Lone Star’s Tax Returns. Each grant of Lone Star Options or other outstanding Lone Star Rights was appropriately authorized by the board of directors of Lone Star or the compensation committee thereof, was made in accordance with the terms of the Lone Star Stock Plans and any applicable Law and regulatory rules or requirements and has a grant date identical to (or later than) the date on which it was actually granted or awarded by the board of directors of Lone Star or the compensation committee thereof. There are no outstanding shares of capital stock of any class, or any options, warrants or other similar rights, convertible or exchangeable securities, “phantom stock” rights, stock appreciation rights, stock based performance units, agreements, arrangements, commitments or understandings to which Lone Star is a party, whether or not in writing, of any character relating to the issued or unissued capital stock or other securities of Lone Star or obligating Lone Star to issue (whether upon conversion, exchange or otherwise) or sell any share of capital stock of, or other equity interests in or other securities of, Lone Star, except as set forth in Section 3.02(a) and other than those listed in Lone Star Disclosure Schedule Section 3.02(c) or Lone Star Disclosure Schedule Section 3.02(d). There are no obligations, contingent or otherwise, of Lone Star to repurchase, redeem or otherwise acquire any shares of Lone Star Common Stock or capital stock or any other securities of Lone Star or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any other entity. Except for the Lone Star Voting Agreements, there are no agreements, arrangements or other understandings with respect to the voting of Lone Star’s capital stock and there are no agreements or arrangements under which Lone Star is obligated to register the sale of any of its securities under the Securities Act.
(iv)No bonds, debentures, notes, or other indebtedness having the right to vote on any matters on which shareholders of Lone Star may vote are issued or outstanding. Set forth on Lone Star Disclosure Schedule Section 3.02(d) is a true, correct, and complete list of all trust preferred or subordinated debt securities of Lone Star that are issued and outstanding as of the date of this Agreement, including, with respect to each such security, the outstanding principal and interest as of June 30, 2022, maturity date, call date (if not currently callable), current interest rate and date of the next adjustment of interest rate (if any). As of the date of this Agreement, neither Lone Star nor any Affiliate of Lone Star is deferring interest payments with respect to any trust preferred securities or related junior subordinated debt securities issued by Lone Star or any of its Affiliates. Lone Star has administered all such debt securities in accordance with the terms thereof. Lone Star has made available true and correct copies of the forms of note or other evidence of indebtedness related to such debt securities.
(v)There are no agreements to which Lone Star is a party that provide Holders of Lone Star Common Stock with rights as Holders of Lone Star Common Stock that are in addition to those provided by Lone Star’s Constituent Documents, or by applicable Law.
1.0cSubsidiaries.
(i)Lone Star does not have any Subsidiaries nor own any equity interests in any other Person.
(ii)Except as set forth on Lone Star Disclosure Schedule Section 3.03(b), Lone Star does not own any stock or equity interest in any depository institution (as defined in 12 U.S.C. Section 1813(c)(1)). Except as set forth on Lone Star Disclosure Schedule Section 3.03(b), Lone Star does not beneficially own, directly or indirectly (other than in a bona fide fiduciary capacity or in satisfaction of a debt previously contracted), any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind.
1.0dCorporate Power; Minute Books.
(i)Lone Star has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all necessary approvals of Governmental Authorities, the Regulatory Approvals and the Requisite Lone Star Shareholder Approval.
(ii)Lone Star has made available to First Guaranty a complete and correct copy of its Constituent Documents. Lone Star is not in violation of any of the terms of its Constituent Documents. The minute books of Lone Star contain records of all meetings held by, and all other corporate or similar actions of, their respective shareholders and boards of directors (including committees of their respective boards of directors) or other governing bodies, which records are complete and accurate in all material respects. The stock ledgers and the stock transfer books of Lone Star contain complete and accurate records of the ownership of the equity securities of Lone Star.

1.0eCorporate Authority.
Subject only to the receipt of the Requisite Lone Star Shareholder Approval, this Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Lone Star and the board of directors of Lone Star on or prior to the date hereof. The board of directors of Lone Star has directed that this Agreement be submitted to Lone Star’s Holders for approval at a meeting of the Holders and, except for the receipt of the Requisite Lone Star Shareholder Approval in accordance with the TBOC and Lone Star’s Constituent Documents, no other vote or action of the Holders of Lone Star is required by Law, its Constituent Documents or otherwise to approve this Agreement and the transactions contemplated hereby. Lone Star has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by First Guaranty Bancshares, this Agreement is a valid and legally binding obligation of Lone Star, enforceable in accordance with its terms (except to the extent that validity and enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity or by principles of public policy (the “Enforceability Exception”)).
1.0fRegulatory Approvals; No Defaults.
(i)No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by Lone Star in connection with the execution, delivery or performance by Lone Star of this Agreement or to consummate the transactions contemplated by this Agreement, except as may be required for (i) filings of applications and notices with, and receipt of consents, authorizations, approvals, exemptions or non-objections from the SEC, Nasdaq, state securities authorities, the Financial Industry Regulatory Authority, Inc., applicable securities, commodities and futures exchanges, and other industry self-regulatory organizations (each, an “SRO”), (ii) filings of applications or notices with, and consents, approvals or waivers by the FRB, the FDIC, the TDB, the OFI and other banking, regulatory, self-regulatory or enforcement authorities or any courts, administrative agencies or commissions or other Governmental Authorities and approval of or non-objection to such applications, filings and notices (taken together with the items listed in clause (i), the “Regulatory Approvals”), (iii) the filing by First Guaranty Bancshares with the SEC of the Proxy Statement/Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement, (iv) the issuance of the Certificate of Merger contemplated by Section 1.03(a) and the filing of documents with the TDB, the Secretary of State of the States of Louisiana and Texas or other applicable Governmental Authorities to cause the Merger to become effective and (v) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of First Guaranty Bancshares Common Stock pursuant to this Agreement (the “First Guaranty Bancshares Common Stock Issuance”) and approval of listing of such First Guaranty Bancshares Common Stock on Nasdaq. Subject to the receipt of the approvals referred to in the preceding sentence, the Requisite Lone Star Shareholder Approval and as set forth on Lone Star Disclosure Schedule Section 3.06(a), the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by Lone Star do not and will not (1) constitute a breach or violation of, or a default under, the Constituent Documents of Lone Star, (2) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Lone Star, or any of its properties or assets, (3) conflict with, result in a breach or violation of any provision of, or the loss of any benefit under, or a default (or an event which, with or without notice or lapse of time, or both, would constitute a default) under, result in the creation of any Lien under, result in a right of termination or the acceleration of any right or obligation (which, in each case, would have a Material Adverse Effect on Lone Star or would reasonably be expected to result in a financial obligation or penalty in excess of $50,000) under any permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation of Lone Star or to which Lone Star, or its properties or assets is subject or bound, or (4) require the consent or approval of any third party or Governmental Authority under any such Law, rule or regulation or any judgment, decree, order, permit, license, credit agreement, indenture, loan, note, bond, mortgage, reciprocal easement agreement, lease, instrument, concession, contract, franchise, agreement or other instrument or obligation that would have a Material Adverse Effect on Lone Star or result in a material financial penalty.
(ii)As of the date hereof, Lone Star has no Knowledge of any reason (i) why the Regulatory Approvals referred to in Section 6.01(b) will not be received in customary time frames from the applicable Governmental Authorities having jurisdiction over the transactions contemplated by this Agreement or (ii) why any Burdensome Condition would be imposed.
1.0gFinancial Statements; Internal Controls.
(i)Lone Star has previously delivered or made available to First Guaranty Bancshares copies of Lone Star’s (i) audited consolidated financial statements (including the related notes and schedules thereto) for the years ended December 31, 2021, 2020 and 2019, accompanied by the unqualified audit reports of Lone Star’s independent registered accountants (collectively the “Audited Financial Statements”) and (ii) unaudited interim consolidated financial statements as of and for the nine (9) months ended September 30, 2022 (the “Unaudited Financial Statements” and collectively with the Audited Financial Statements, the “Financial Statements”). The Financial Statements (including any related notes and schedules thereto) are accurate and complete in all material respects and fairly present in all material respects the financial condition and the results of operations, changes in shareholders’ equity, and cash flows of Lone Star as of the respective dates of and for the periods referred to in such financial statements, all in accordance with GAAP, consistently applied, subject, in the case of the Unaudited Financial Statements, to (i) the absence of consolidated statements of changes in stockholders’ equity, consolidated statements of comprehensive income (loss), and consolidated statements of cash flow, (ii) normal, recurring year-end adjustments (the effect of which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect with respect to Lone Star), and (iii) the absence of notes and schedules as permitted by GAAP (that, if presented, would not differ materially from those included in the Audited Financial Statements). No financial statements of any entity or enterprise are required by GAAP to be included in the consolidated financial statements of Lone Star. Lone Star has no liabilities or obligations of a nature that would be required by GAAP to be set forth on its consolidated balance sheet or in the notes thereto except for those which are reflected or reserved against in the Financial Statements and those which have been incurred in the Ordinary Course of Business since December 31, 2021, or in connection with this Agreement and the transactions contemplated hereby.
(ii)The records, systems, controls, data and information of Lone Star is recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Lone Star or accountants (including all means of access thereto and therefrom). Lone Star has devised and maintain a system of internal accounting controls sufficient to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Lone Star has disclosed, based on its most recent evaluations, to its outside auditors and the audit committee of the board of directors of Lone Star (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Lone Star’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Lone Star’s internal control over financial reporting.

(iii)Since January 1, 2020, Lone Star has not, nor, to Lone Star’s Knowledge, has any director, officer, employee, auditor, accountant or representative of Lone Star has received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of Lone Star or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Lone Star has engaged in questionable accounting or auditing practices.
1.0hRegulatory Reports.
Since January 1, 2020, Lone Star has timely filed with the FRB, the FDIC, the TDB, any SRO and any other applicable Governmental Authority, in correct form, the material reports, registration statements and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were complete and accurate and in compliance in all material respects with the requirements of applicable Laws and regulations. Other than normal examinations conducted by a Governmental Authority in the Ordinary Course of Business, no Governmental Authority has notified Lone Star that it has initiated any proceeding or, to the Knowledge of Lone Star, threatened an investigation into the business or operations of Lone Star since January 1, 2020. Lone Star has not received any unresolved violation, criticism or exception by any Governmental Authority with respect to any report or statement relating to any examinations or inspections of Lone Star.
1.0iAbsence of Certain Changes or Events.
Except as set forth in Lone Star Disclosure Schedule Section 3.09, the Financial Statements or as otherwise contemplated by this Agreement, since December 31, 2021, (a) Lone Star has carried on their respective businesses in all material respects in the Ordinary Course of Business (except with respect to any COVID-19 Measures), and (b) there have been no events, changes or circumstances which have had, or are reasonable likely to have, individually or in the aggregate, a Material Adverse Effect with respect to Lone Star.
1.jLegal Proceedings.
(i)Except as set forth in Lone Star Disclosure Schedule Section 3.10, there are no material civil, criminal, administrative or regulatory actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature pending or, to the Knowledge of Lone Star, threatened against Lone Star or any of its current or former directors or executive officers in their capacities as such, or to which Lone Star or any of its current or former director or executive officer, in their capacities as such, is a party, including without limitation, any such actions, suits, demand letters, demands for indemnification, claims, hearings, notices of violation, arbitrations, investigations, orders to show cause, market conduct examinations, notices of non-compliance or other proceedings of any nature that would challenge the validity or propriety of the transactions contemplated by this Agreement.
(ii)There is no material injunction, order, judgment or decree or regulatory restriction imposed upon Lone Star, or the assets of Lone Star (or that, upon consummation of the Merger would apply to the Surviving Bank or any of its Subsidiaries or affiliates), and Lone Star has not been advised of the threat of any such action, other than any such injunction, order, judgment or decree that is generally applicable to all Persons in businesses similar to that of Lone Star.

1.kCompliance with Laws.
(iii)Lone Star is, and has been since January 1, 2020, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the Gramm-Leach-Bliley Act of 1999, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans. Since January 1, 2020, Lone Star has not been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers. The board of directors of Lone Star has implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.
(iv)Lone Star is not a party to any agreement with any individual or group regarding Community Reinvestment Act matters and has no Knowledge that any facts or circumstances exist which would cause Lone Star to be deemed not to be in satisfactory compliance with the Community Reinvestment Act, and the regulations promulgated thereunder, or to be assigned a rating for Community Reinvestment Act purposes by federal or state bank regulators of lower than “satisfactory.”
(v)Lone Star has all material permits, licenses, authorizations, orders and approvals of, and each has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Lone Star’s Knowledge, no suspension or cancellation of any of them is threatened.
(vi)Lone Star has not received, since January 1, 2020, written or, to Lone Star’s Knowledge, oral notification from any Governmental Authority (i) asserting that it is materially in non-compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization.
1.lLone Star Material Contracts; Defaults.
(vii)Other than the Lone Star Benefit Plans, Lone Star is not a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) which would entitle any present or former director, officer, employee, consultant or agent of Lone Star to indemnification from Lone Star other than as provided in the Constituent Documents of Lone Star; (ii) which grants any right of first refusal, right of first offer or similar right with respect to any material assets or properties of Lone Star; (iii) (A) related to the borrowing by Lone Star of money other than those entered into in the Ordinary Course of Business and (B) any guaranty of any obligation for the borrowing of money, excluding endorsements made for collection, repurchase or resale agreements, letters of credit and guaranties made in the Ordinary Course of Business; (iv) which provides for payments in excess of $60,000 to be made by Lone Star upon a change in control thereof; (v) relating to the lease of personal property having a value in excess of $50,000 individually or $100,000 in the aggregate; (vi) relating to any joint venture, partnership, limited liability company agreement or other similar agreement or arrangement; (vii) which relates to capital expenditures and involves future payments in excess of $100,000 individually or $250,000 in the aggregate; (viii) which relates to the disposition or acquisition of material assets or any interest in any business enterprise outside the Ordinary Course of Business; (ix) which is not terminable on sixty (60) days or less notice and involving the payment of more than $60,000 per annum; (x) with an annual payment in excess of $60,000 which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts in any material respect the conduct of any line of business by Lone Star or any of its Affiliates or upon consummation of the Merger will restrict in any material respect the ability of the Surviving Bank or any of its Affiliates to engage in any line of business (including, for the avoidance of doubt, any exclusivity provision granted in favor of any third party) or which grants any right of first refusal, right of first offer or similar right or that limits or purports to limit in any material respect the ability of Lone Star (or, following consummation of the transactions contemplated hereby, First Guaranty Bancshares or any of its Subsidiaries) to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business; or (xi) pursuant to which Lone Star may become obligated to invest in or contribute capital to any entity. Each contract, arrangement, commitment or understanding of the type described in this Section 3.12(a) is a “Lone Star Material Contract.” Lone Star has listed in Lone Star Disclosure Schedule Section 3.12(a) all Lone Star Material Contracts, and Lone Star has previously made available to First Guaranty Bancshares true, complete and correct copies of each such Lone Star Material Contract, including any and all amendments and modifications thereto.
(viii)Each Lone Star Material Contract is valid and binding on Lone Star and is in full force and effect and enforceable in accordance with its terms (assuming the due execution by each other party thereto, provided that Lone Star hereby represents and warrants that, to its Knowledge, each Lone Star Material Contract is duly executed by all such parties), subject to the Enforceability Exception and except where the failure to be valid, binding, enforceable and in full force and effect, individually or in the aggregate, is not reasonably likely to have a Material Adverse Effect with respect to Lone Star; and Lone Star is not in default under any Lone Star Material Contract to which it is a party, and, to Lone Star’s Knowledge, there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a material default.
(ix)Lone Star Disclosure Schedule Section 3.12(c) sets forth a true and complete list of all Lone Star Material Contracts pursuant to which consents, waivers or notices are required to be given thereunder, in each case, prior to the performance by Lone Star of this Agreement and the consummation of the Merger, and the other transactions contemplated hereby and thereby.
1.mAgreements with Regulatory Agencies.
Lone Star is not subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is a recipient of any extraordinary supervisory letter from, or is subject to any order or directive by, or has adopted any board resolutions at the request of any Governmental Authority (each a “Lone Star Regulatory Agreement”) that restricts, or by its terms will in the future restrict, the conduct of Lone Star’s business or that in any manner relates to their capital adequacy, credit or risk management policies, dividend policies, management, business or operations, nor has Lone Star been advised by any Governmental Authority that it is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with (or is considering the appropriateness of any of the aforementioned actions) any Lone Star Regulatory Agreement. To Lone Star’s Knowledge, there are no investigations relating to any regulatory matters pending before any Governmental Authority with respect to Lone Star except as related to routine regulatory exams in the Ordinary Course of Business.
1.nBrokers; Fairness Opinion.
Neither Lone Star nor any of its officers or directors have employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement, except that Lone Star has engaged, and will pay a fee or commission to Performance Trust Capital Partners, LLC (“Lone Star Financial Advisor”), in accordance with the terms of a letter agreement between Lone Star Financial Advisor and Lone Star, a true, complete and correct copy of which has been previously delivered by Lone Star to First Guaranty Bancshares. Lone Star has received the opinion of the Lone Star Financial Advisor (and, when it is delivered in writing, a copy of such opinion will be promptly provided to First Guaranty Bancshares for informational purposes only and solely on a non-reliance basis) to the effect that, as of the date thereof and based upon and subject to the qualifications and assumptions set forth therein, the Per-Share Merger Consideration is fair, from a financial point of view, to the Holders of shares of Lone Star Common Stock, and, as of the date of this Agreement, such opinion has not been withdrawn, revoked or modified.
1.oEmployment Matters; Employee Benefit Plans.
(x)Lone Star currently has no employees on its payroll. Instead, Lone Star is a party to the Customer Service Agreement by and between G&A Outsourcing III, LLC and Lone Star dated July 1, 2019 (the “PEO Agreement”), pursuant to which Lone Star and G&A Outsourcing III, LLC co-employ the employees providing services to Lone Star (such being the “PEO Employees”). Lone Star Disclosure Schedule Section 3.15(a) contains a table provided by G&A Outsourcing III, LLC that sets forth with respect to each PEO Employee (i) his or her employee identification number, (ii) his or her employment status, (iii) his or her hourly wage rate, (iv) his or her annual pay rate, and (v) if applicable, estimated yearly wages for part-time PEO Employees.
(xi)Lone Star Disclosure Schedule Section 3.15(b) sets forth a true and complete list of each Lone Star Benefit Plan. For purposes of this Agreement, “Lone Star Benefit Plans” means all “employee benefit plans” within the meaning of Section 3(3) of ERISA, including all benefit and compensation plans, employment agreements, contracts, policies or arrangements (i) covering current or former employees of Lone Star (such current and former employees collectively, the “Lone Star Employees”), (ii) covering current or former directors of Lone Star, or (iii) with respect to which Lone Star, Controlled Group Members, or ERISA Affiliates has or may have any liability or contingent liability; provided, however, that the term Lone Star Benefit Plans shall not include any of the foregoing provided through G&A Outsourcing III, LLC for the benefit of PEO Employees.
(xii)With respect to each Lone Star Benefit Plan, Lone Star has provided or made available to First Guaranty Bancshares true and complete copies of such Lone Star Benefit Plan and all amendments thereto (or a written summary of such Lone Star Benefit Plan where no plan document exists), any trust instruments and insurance contracts forming a part of any Lone Star Benefit Plans and all amendments thereto, the most current summary plan descriptions and summaries of material modifications, IRS Form 5500, including applicable schedules and reports required to be filed therewith (for the three (3) most recently completed plan years), the most recent IRS determination, opinion, or advisory letters with respect thereto, and any correspondence from any Governmental Authority. In addition, with respect to the Lone Star Benefit Plans for the three (3) most recently completed plan years, any plan financial statements and accompanying accounting reports, service contracts, fidelity bonds and material communications (e.g. award agreements, summary of benefits and coverage, employee and participant annual QDIA notice, safe harbor notice, and fee disclosures notices under 29 CFR 2550.404a-5), and coverage and nondiscrimination testing data and results (e.g. under Code Sections 105(h), 125, 129, 410, 401(k), and 401(m), as applicable), have been provided or made available to First Guaranty Bancshares.
(xiii)All Lone Star Benefit Plans comply in all material respects in form and operation with all applicable Laws, including ERISA and the Code. All Lone Star Benefit Plans have been administered in all material respects in accordance with their terms. There is no pending or, to Lone Star’s Knowledge, threatened litigation or regulatory action relating to any Lone Star Benefit Plan. There are no audits, inquiries, investigations, or proceedings pending or, to Lone Star’s Knowledge, threatened by any Governmental Authority, or participant claims (other than claims for benefits in the normal course of business), with respect to any Lone Star Benefit Plan. Neither Lone Star nor any administrator or fiduciary of any Lone Star Benefit Plan (or any agent of any of the foregoing) that is an employee of Lone Star has engaged in any transaction or acted or failed to act in any manner with respect to any Lone Star Benefit Plan that could subject it to any direct or indirect material liability (by indemnity or otherwise) for breach of any fiduciary, co-fiduciary, or other duty under ERISA. No oral or written representation or communication with respect to any aspect of the Lone Star Benefit Plans has been made to Lone Star Employees that is not in conformity with the written or otherwise preexisting terms and provisions of such plans.
(xiv)Neither Lone Star nor any ERISA Affiliate has ever maintained a plan subject to Title IV of ERISA or Section 412 of the Code. None of Lone Star nor any ERISA Affiliate has contributed to (or been obligated to contribute to) a “multiemployer plan” within the meaning of Section 3(37) of ERISA. Lone Star has not contributed to (or been obligated to contribute to) a “multiple employer plan” within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c) at any time. Neither Lone Star nor any ERISA Affiliates have incurred, and there are no circumstances under which they could reasonably be expected to incur, liability under Title IV of ERISA. Lone Star has never sponsored, maintained or participated in a multiple employer welfare arrangement as defined in ERISA Section 3(40).
(xv)All contributions required to be made with respect to all Lone Star Benefit Plans have been timely made or accrued on Lone Star’s financial statements.
(xvi)Except as set forth in Lone Star Disclosure Schedule Section 3.15(g), no Lone Star Benefit Plan provides life insurance, medical, surgical, hospitalization or other employee welfare benefits to any Lone Star Employee, upon or following his or her retirement or termination of employment for any reason, except as may be required by Law.
(xvii)All Lone Star Benefit Plans that are group health plans have been operated in all material respects in compliance in all material respects with the group health plan continuation requirements of Section 4980B of the Code and all other applicable sections of ERISA and the Code, and no material liabilities arising under Code Section 4980H have occurred or no such liabilities are expected to be assessed.
(xviii)Except as otherwise provided for in this Agreement or as set forth in Lone Star Disclosure Schedule Section 3.15(i), neither the execution of this Agreement, Holder approval of this Agreement or consummation of any of the transactions contemplated by this Agreement (individually or in conjunction with any other event) will (i) entitle any Lone Star Employee to retention or other bonuses, parachute payments, non-competition payments, or any other payment, (ii) entitle any Lone Star Employee to severance pay or any increase in severance pay, (iii) accelerate the time of payment or vesting (except as required by Law) or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under or increase the amount payable under any of the Lone Star Benefit Plans, (iv) result in any breach or violation of, or a default under, any of the Lone Star Benefit Plans, (v) result in any payment of any amount that would, individually or in combination with any other such payment, be an excess “parachute payment” to a “disqualified individual” as those terms are defined in Section 280G of the Code, or (vi) limit or restrict the right of Lone Star or, after the consummation of the transactions contemplated hereby, First Guaranty Bancshares or any of its Subsidiaries, to merge, amend or terminate any of the Lone Star Benefit Plans.
(xix)Each Lone Star Benefit Plan that is a non-qualified deferred compensation plan or arrangement within the meaning of Section 409A of the Code, and any underlying award, complies in all material respects with Section 409A of the Code. Lone Star (x) has no obligation to reimburse or indemnify any participant in a Lone Star Benefit Plan for any of the interest or penalties specified in Section 409A(a)(1)(B) of the Code that may be currently due or triggered in the future, and (y) except as set forth in Lone Star Disclosure Schedule Section 3.15(k), has not been required to report to any Government Authority any correction or taxes due as a result of a failure to comply with Section 409A of the Code.
(xx)No Lone Star Benefit Plan provides for the gross-up or reimbursement of any Taxes imposed by Section 4999 of the Code or otherwise, and Lone Star has no obligation to reimburse or indemnify any party for such Taxes.
(xxi)Lone Star has made available to First Guaranty Bancshares copies of any Code Section 280G calculations (whether or not final) with respect to any disqualified individual, if applicable, in connection with the transactions contemplated by this Agreement.
1.pLabor Matters.
Lone Star is not a party to or bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is there any proceeding pending or, to Lone Star’s Knowledge, threatened, asserting that Lone Star has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Lone Star to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute against Lone Star pending or, to Lone Star’s Knowledge, threatened, nor to Lone Star’s Knowledge is there any activity involving Lone Star Employees seeking to certify a collective bargaining unit or engaging in other organizational activity. To Lone Star’s Knowledge, Lone Star have correctly classified all individuals who directly or indirectly perform services for Lone Star for purposes of federal and state unemployment compensation Laws, workers’ compensation Laws and the rules and regulations of the U.S. Department of Labor. To Lone Star’s Knowledge, no officer or, to the extent related to their service to Lone Star, former officer of Lone Star is in material violation of any employment contract, confidentiality, non-competition agreement or any other restrictive covenant. Lone Star is, in all material respects, in compliance with any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut down, closure, sequester or any other law, order, directive, guidelines or recommendations by any Governmental Authority in connection with or in response to COVID-19, including, but not limited to, the Coronavirus Aid, Relief, and Economic Security Act (“CARES”) enacted in response to the COVID-19 pandemic, and have used commercially reasonable efforts to implement health and safety protocols at all worksites under the control of Lone Star, consistent with guidance issued by applicable federal, state and local health authorities (such laws, orders, directives, guidelines, recommendations and health and safety protocols, collectively, “COVID-19 Measures”).

1.qEnvironmental Matters.
Lone Star (a) has been and is in compliance in all material respects with all applicable Environmental Laws, including obtaining, maintaining and complying with all material permits required under Environmental Laws for the operation of its business, (b) there is no action or investigation by or before any Governmental Authority relating to or arising under any Environmental Laws that is pending or, to the Knowledge of Lone Star, threatened against Lone Star or any real property or facility presently owned, operated or leased by Lone Star or any predecessor (including in a fiduciary or agency capacity), (c) Lone Star has not received any written notice of or is subject to any liability, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws, (d) to the Knowledge of Lone Star, there have been no releases of Hazardous Substances at, on, under or affecting any of the real properties or facilities presently owned, operated or leased by Lone Star or any predecessor (including in a fiduciary or agency capacity) in amount or condition that has resulted in or would reasonably be expected to result in a material liability to Lone Star relating to or arising under any Environmental Laws, and (e) to the Knowledge of Lone Star, there are no underground storage tanks on, in or under any property currently owned, operated or leased by Lone Star. Lone Star has made available to First Guaranty Bancshares all environmental audits, site assessments, documentation regarding off-site disposal of Hazardous Substances, reports and other material environmental documents related to any immovable property owned by Lone Star, including non-residential other real estate, and any immovable property formerly owned or operated by Lone Star or its predecessors.
1.rTax Matters.
(xxii)Lone Star has duly and timely filed (considering all applicable extensions) all material Tax Returns that it was required to file under applicable Laws. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by Lone Star (whether or not shown on any Tax Return) have been fully and timely paid. Lone Star is not currently the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course of Business). Within the past six (6) years, Lone Star has not received written notice of any claim by any Governmental Authority in a jurisdiction where Lone Star does not file Tax Returns that it is or may be subject to a material amount of Taxes by that jurisdiction. There are no material Liens for Taxes (other than Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP) upon any of the assets of Lone Star.
(xxiii)Lone Star has collected or withheld and paid over to the appropriate Governmental Authority all material amounts of Taxes required to have been collected or withheld and paid over by it, and have complied in all material respects with all related information reporting and backup withholding requirements under all applicable federal, state, local and foreign Laws in connection with amounts paid or owing to any Person, including Taxes required to have been collected or withheld and paid in connection with amounts paid or owing to any employee or independent contractor, creditor, shareholder or other third party.
(xxiv)No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are currently being conducted or pending or have been threatened in writing, in each case, with respect to a material amount of Taxes of Lone Star. Lone Star has not received from any foreign, federal, state or local taxing authority (including jurisdictions where Lone Star has not filed Tax Returns) any (i) written notice indicating an intent to open an audit, action, suit, proceeding, claim, investigation, examination, or other litigation regarding any material amount of Taxes or (ii) written notice of deficiency or proposed adjustment for a material amount of Tax proposed, asserted or assessed by any taxing authority against Lone Star which, in either case (i) or (ii), has not been fully paid or settled. There are no written agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any material Tax or deficiency against Lone Star, and Lone Star has not waived or extended the applicable statute of limitations for the assessment or collection of any material amount Taxes, which waiver or extension is still in effect.
(xxv)Lone Star has not been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Lone Star (i) has not been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Lone Star), or (ii) has no liability for the Taxes of any Person (other than Lone Star) under Regulations Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract, or otherwise pursuant to Law.
(xxvi)Since January 1, 2020, Lone Star has not distributed stock of another Person nor had its stock distributed by another Person in a transaction that was intended to be nontaxable and governed in whole or in part by Section 355 or Section 361 of the Code.
(xxvii)Lone Star has not participated in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Section 1.6011-4(b)(2) of the Regulations.
(xxviii)Lone Star does not have a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(xxix)Lone Star has not taken or agreed to take any action, or is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.
1.sInvestment Securities.
Lone Star has good title to all securities and commodities owned by them (except those sold under repurchase agreements), free and clear of any Liens, except as set forth in the Financial Statements and except to the extent such securities or commodities are pledged in the Ordinary Course of Business to secure obligations of Lone Star. Such securities and commodities are valued on the books of Lone Star in accordance with GAAP in all material respects. Lone Star employs investment, securities, commodities, risk management, and other similar polices, practices and procedures, and since January 1, 2020, Lone Star has complied with such policies, practices and procedures in all material respects.
1.tDerivative Transactions.
Except as set forth in Lone Star Disclosure Schedule Section 3.20, Lone Star has not entered into any interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Lone Star or for the account of a customer of Lone Star.
1.uRegulatory Capitalization.
Lone Star is “well-capitalized,” as such term is defined in the applicable state and federal rules and regulations.

1.vLoans; Nonperforming and Classified Assets.
(xxx)Lone Star Disclosure Schedule Section 3.22(a) sets forth all (i) loans, loan agreements, notes or borrowing arrangements and other extensions of credit (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Lone Star is a creditor which, as of September 30, 2022, was over sixty (60) days or more delinquent in payment of principal or interest. Set forth in Lone Star Disclosure Schedule Section 3.22(a) is a true, correct and complete list of (A) all of the Loans of Lone Star that, as of September 30, 2022, were classified as “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import by Lone Star or the TDB, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each Loan that, as of September 30, 2022, was classified by Lone Star as a Troubled Debt Restructuring as defined by GAAP.
(xxxi)Lone Star Disclosure Schedule Section 3.22(b) identifies each asset of Lone Star that as of September 30, 2022, was classified as other real estate owned (“OREO”) and the book value thereof as of September 30, 2022 as well as any assets classified as OREO between December 31, 2021 and September 30, 2022 and any sales of OREO between December 31, 2021 and September 30, 2022, reflecting any gain or loss with respect to any OREO sold.
(xxxii)Each Loan held in Lone Star’s loan portfolio (each a “Lone Star Loan”) (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent secured, is and has been secured by valid Liens which have been perfected and (iii)  is a legal, valid and binding obligation of Lone Star and the obligor named therein, and, assuming due authorization, execution and delivery thereof by such obligor or obligors, enforceable in accordance with its terms, subject to the Enforceability Exception.
(xxxiii)All currently outstanding Lone Star Loans were solicited, originated and currently exist in compliance in all material respects with all applicable requirements of Law, and the notes or other credit or security documents with respect to each such outstanding Lone Star Loan are complete and correct in all material respects. There are no oral modifications or amendments or additional agreements related to the Lone Star Loans that are not reflected in the written records of Lone Star, as applicable. All such Lone Star Loans are owned by Lone Star free and clear of any Liens other than a blanket lien on qualifying loans provided to the Federal Home Loan Bank of Dallas. No claims of defense as to the enforcement of any Lone Star Loan have been asserted in writing against Lone Star for which there is a reasonable possibility of a material adverse determination, and Lone Star has no Knowledge of any acts or omissions which would give rise to any claim or right of rescission, set-off, counterclaim or defense for which there is a reasonable possibility of a material adverse determination to its Lone Star. Other than participation loans purchased by Lone Star from third parties that are described on Lone Star Disclosure Schedule Section 3.22(d), as of September 30, 2022 no Lone Star Loans were serviced by third parties and there was no obligation which could result in any Lone Star Loan becoming subject to any third-party servicing.
(xxxiv)Except as set forth on Lone Star Disclosure Schedule Section 3.22(e), Lone Star is not a party to any agreement or arrangement with (or otherwise obligated to) any Person which obligates Lone Star to repurchase from any such Person any Loan or other asset of Lone Star, unless there is a material breach of a representation or covenant by Lone Star, and none of the agreements pursuant to which Lone Star has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

(xxxv)Lone Star is not now nor has it ever been since January 1, 2020, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority relating to the origination, sale or servicing of mortgage or consumer Loans.
(xxxvi)Lone Star Disclosure Schedule Section 3.22(g) sets forth a list of each loan, exclusion, accommodation, forgiveness or other item to which Lone Star has agreed (or requested) pursuant to any COVID-19 Measures, including any “Paycheck Protection Program” loan or other United States Small Business Administration loan, any Paycheck Protection Program Liquidity Facility loan, and any Main Street Lending Program loan.
1.wAllowance for Loan and Lease Losses.
Lone Star’s allowance for loan and lease losses (“ALLL”) as reflected in the latest balance sheet included in the Financial Statements was, in the opinion of management, as of the date thereof, in compliance in all material respects with Lone Star’s existing methodology for determining the adequacy of its ALLL as well as the standards established by applicable Governmental Authority, the Financial Accounting Standards Board and GAAP.
1.xTrust Business; Administration of Fiduciary Accounts.
Lone Star has not offered or engaged in providing any individual or corporate trust services or administers any accounts for which it acts as a fiduciary, including, but not limited to, any accounts in which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor.
1.yInvestment Management and Related Activities.
Lone Star nor any of its respective directors, officers or employees, in each of their respective capacities as a director, officer, or employee of Lone Star, is required to be registered, licensed or authorized under the Laws of any Governmental Authority as an investment adviser, a broker or dealer, an insurance agency, a commodity trading adviser, a commodity pool operator, a futures commission merchant, an introducing broker, a registered representative or associated person, investment adviser, representative or solicitor, a counseling officer, an insurance agent, a sales person or in any similar capacity with a Governmental Authority.
1.zRepurchase Agreements.
With respect to all agreements pursuant to which Lone Star has purchased securities subject to an agreement to resell, if any, Lone Star, as the case may be, has a valid, perfected first lien or security interest in the government securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.
1.aaDeposit Insurance.
The deposits of Lone Star are insured by the FDIC in accordance with the Federal Deposit Insurance Act (“FDIA”) to the fullest extent permitted by Law, and Lone Star has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to Lone Star’s Knowledge, threatened.

1.abTransactions with Affiliates.
As of June 30, 2022 and as of the date hereof, otherwise, except as set forth in Lone Star Disclosure Schedule Section 3.28, there are no outstanding amounts payable to or receivable from, or advances by Lone Star to, and Lone Star is not otherwise a creditor or debtor to (a) any director, executive officer, five percent (5%) or greater Holder, to the Knowledge of Lone Star, to any of its Affiliates or Associates, other than as part of the normal and customary terms of such person’s employment or service as a director with Lone Star and other than deposits held by Lone Star in the Ordinary Course of Business, or (b) any other Affiliate of Lone Star. As of June 30, 2022, and as of the date hereof, otherwise, except as set forth in Lone Star Disclosure Schedule Section 3.28, Lone Star is not a party to any transaction or agreement with any of its respective directors, executive officers or other Affiliates, other than such person’s employment or service as a director with Lone Star and excluding any deposit relationship. All agreements between Lone Star and any of its Affiliates (or any company treated as an affiliate for purposes of such Law) comply, to the extent applicable, with Sections 23A and 23B of the Federal Reserve Act and Regulation W of the FRB.
1.acTitle to Properties and Assets.
(xxxvii)Lone Star Disclosure Schedule Section 3.29(a) sets forth a true, correct and complete list of all real property owned by Lone Star. Except as set forth in Lone Star Disclosure Schedule Section 3.29(a), Lone Star has good and marketable title to all of the real property owned by Lone Star, free and clear of any Lien, except for (i) statutory Liens for amounts not yet delinquent, and (ii) easements, rights of way, and other similar Liens that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties. There is no pending or, to Lone Star’s Knowledge, threatened legal, administrative, arbitral or other proceeding, claim, action or governmental or regulatory investigation of any nature with respect to the real property that Lone Star owns, uses or occupies or has the right to use or occupy, now or in the future, including without limitation a pending or threatened taking of any of such real property by eminent domain.
(xxxviii)Lone Star Disclosure Schedule Section 3.29(b) sets forth a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which Lone Star uses or occupies or has the right to use or occupy, now or in the future, real property (the “Leases”). Each of the Leases is valid, binding and in full force and effect and Lone Star has not received a written notice of, and otherwise has no Knowledge of any, default or termination with respect to any Lease. To Lone Star’s Knowledge, there has not occurred any event and no condition exists that would constitute a termination event or a breach by Lone Star of, or default by Lone Star in, the performance of any covenant, agreement or condition contained in any Lease. To Lone Star’s Knowledge, no lessor under a Lease is in material breach or default in the performance of any material covenant, agreement or condition contained in such Lease. Lone Star has paid all rents and other charges to the extent due under the Leases and are in possession of the properties purported to be leased thereunder. True and complete copies of all Leases for, or other documentation evidencing ownership of or a leasehold interest in, the properties listed in Lone Star Disclosure Schedule Section 3.29(b), have been furnished or made available to First Guaranty Bancshares.
(xxxix)Lone Star has good and marketable title to, valid leasehold interests in or otherwise legally enforceable rights to use all of the personal property and other assets (tangible or intangible) used, operated or held for use by it in connection with its business as presently conducted in each case, free and clear of any Lien, except for statutory Liens for amounts not yet delinquent, and other similar Liens that do not materially affect the value or use of the assets subject thereto or affected thereby or otherwise materially impair the use or operation of such property.
(xl)All buildings, structures, fixtures, building systems and equipment, and all components thereof, including the roof, foundation, load-bearing walls and other structural elements thereof, heating, ventilation, air conditioning, mechanical, electrical, plumbing and other building systems, environmental control, remediation and abatement systems, sewer, storm and waste water systems, irrigation and other water distribution systems, parking facilities, fire protection, security and surveillance systems, and telecommunications, computer, wiring and cable installations, included in the real property owned by Lone Star or the subject of the Leases are in good condition and repair (normal wear and tear excepted) and sufficient for the operation of the business of Lone Star.
1.adIntellectual Property.
Lone Star Disclosure Schedule Section 3.30 sets forth a true, complete and correct list of all Intellectual Property owned by Lone Star. Lone Star owns or has a valid license to use all Lone Star Intellectual Property, free and clear of all Liens, royalty or other payment obligations (except for royalties or payments with respect to off-the-shelf Software at standard commercial rates or pursuant to a Lone Star Material Contract). The Lone Star Intellectual Property constitutes all of the Intellectual Property necessary to carry on the business of Lone Star as currently conducted. The Lone Star Intellectual Property is valid and enforceable and has not been cancelled, forfeited, expired or abandoned, and Lone Star has received no notice challenging the validity or enforceability of Lone Star Intellectual Property. Lone Star is not, nor will it be as a result of the execution and delivery of this Agreement or the performance by Lone Star of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which Lone Star is a party and pursuant to which Lone Star is authorized to use any third-party patents, trademarks, service marks, copyrights, trade secrets or computer software, and Lone Star has received no notice challenging Lone Star’s license or legally enforceable right to use any such third-party intellectual property rights. Except as required by Section 5.14 this Agreement, the consummation of the transactions contemplated hereby will not result in the material loss or impairment of the right of the Surviving Bank or any of its Subsidiaries to own or use any of the Lone Star Intellectual Property.
1.aeInsurance.
(xli)(i) Lone Star is insured against such risks and in such amounts as the management of Lone Star reasonably has determined to be prudent and consistent with industry practice, and Lone Star is in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (ii) each such policy, which is set forth on Lone Star Disclosure Schedule Section 3.31(a), is outstanding and in full force and effect and, except for policies insuring against potential liabilities of current or former officers, directors and employees of Lone Star, Lone Star is the sole beneficiary of such policies, (iii) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (iv) there is no claim for coverage by Lone Star pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy, and (v) Lone Star has not received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any insurance policies.
(xlii)Lone Star owns no bank owned life insurance.

1.afAntitakeover Provisions.
No “control share acquisition,” “business combination moratorium,” “fair price” or other form of antitakeover statute or regulation is applicable to this Agreement and the transactions contemplated hereby.
1.agLone Star Information.
The information relating to Lone Star that is provided by or on behalf of Lone Star for inclusion in the Proxy Statement/Prospectus and the Registration Statement will not (with respect to the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to Lone Star’s Holders, and with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.
1.ahInformation Security.
Except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on Lone Star, to the Knowledge of Lone Star, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Lone Star.
Article 4
REPRESENTATIONS AND WARRANTIES OF FIRST GUARANTY BANCSHARES
Except as set forth (a) in any registration statement, prospectus, report, schedule or definitive proxy statement filed with or furnished to the SEC by First Guaranty Bancshares between December 31, 2020 and the date hereof (but disregarding disclosures of risks under the heading “Risk Factors” or in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive, or forward-looking in nature) or (b) in the disclosure schedule delivered by First Guaranty Bancshares to Lone Star prior to or concurrently with the execution of this Agreement with respect to each such Section below (the “First Guaranty Bancshares Disclosure Schedule”); provided, that (i) the mere inclusion of an item in the First Guaranty Bancshares Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by First Guaranty Bancshares that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on First Guaranty Bancshares, and (ii) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, First Guaranty Bancshares hereby represents and warrants to Lone Star as follows:
1.0aOrganization and Standing.
Each of First Guaranty Bancshares and its Subsidiaries is (a) an entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation and (b) is duly licensed or qualified to do business and in good standing in each jurisdiction where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified has not had, and is not reasonably likely to have, a Material Adverse Effect with respect to First Guaranty Bancshares.

1.0bCapital Stock.
The authorized capital stock of First Guaranty Bancshares consists of 100,600,000 shares of First Guaranty Bancshares Common Stock, par value $1.00 per share, and 100,000 shares of First Guaranty Bancshares Preferred Stock. As of the date of this Agreement, 10,716,796 shares of First Guaranty Bancshares Common Stock were issued and outstanding and 34,500 shares of First Guaranty Bancshares Preferred Stock were issued and outstanding. The outstanding shares of First Guaranty Bancshares Common Stock and First Guaranty Bancshares Preferred Stock have been duly authorized and validly issued and are fully paid and non-assessable and have not been issued in violation of nor are they subject to preemptive rights of any First Guaranty Bancshares shareholder. The shares of First Guaranty Bancshares Common Stock to be issued pursuant to this Agreement, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to preemptive rights. All shares of First Guaranty Bancshares’s capital stock issued and outstanding have been issued in compliance with and not in violation of any applicable federal or state securities Laws.
1.0cCorporate Power.
(i)First Guaranty Bancshares and each of its Subsidiaries has the corporate or similar power and authority to carry on its business as it is now being conducted and to own all of its properties and assets; and each of First Guaranty Bancshares and First Guaranty Bank has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject to receipt of all Regulatory Approvals.
(ii)First Guaranty Bancshares has made available to Lone Star a complete and correct copy of its Constituent Document and those of its Subsidiaries. Neither First Guaranty Bancshares nor any of its Subsidiaries is in violation of any of the terms of its Constituent Documents or equivalent organizational documents.
1.0dCorporate Authority.
This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of First Guaranty Bancshares and the board of directors of First Guaranty Bancshares on or prior to the date hereof. No other vote or action of the shareholders of First Guaranty Bancshares is required by Law, its Constituent Documents or otherwise to approve this Agreement and the transactions contemplated hereby. First Guaranty Bancshares has duly executed and delivered this Agreement and, assuming due authorization, execution and delivery by Lone Star, this Agreement is a valid and legally binding obligation of First Guaranty Bancshares, enforceable in accordance with its terms, subject to the Enforceability Exception.
1.0eSEC Documents; Financial Statements.
(i)First Guaranty Bancshares has filed all required reports, forms, schedules, registration statements and other documents with the SEC that it has been required to file since January 1, 2020 (the “First Guaranty Bancshares Reports”) and has paid all fees and assessments due and payable in connection therewith. As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the First Guaranty Bancshares Reports complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such First Guaranty Bancshares Reports, and none of the First Guaranty Bancshares Reports when filed with the SEC, or if amended prior to the date hereof, as of the date of such amendment, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, no executive officer of First Guaranty Bancshares has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the First Guaranty Bancshares Reports.
(ii)The consolidated financial statements of First Guaranty Bancshares included (or incorporated by reference) in the First Guaranty Bancshares Reports (including the related notes, where applicable) complied as to form, as of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), in all material respects, with all applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto (except, in the case of unaudited statements, as permitted by the rules of the SEC), have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be disclosed therein), and fairly present, in all material respects, the consolidated financial position of First Guaranty Bancshares and its Subsidiaries and the consolidated results of operations, changes in shareholders’ equity and cash flows of such companies as of the dates and for the periods shown. The books and records of First Guaranty Bancshares and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, reflect only actual transactions and there are no material misstatements, omissions, inaccuracies or discrepancies contained or reflected therein.
(iii)Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on First Guaranty Bancshares, neither First Guaranty Bancshares nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), and except for those liabilities that are reflected or reserved against on the latest consolidated balance sheet of First Guaranty Bancshares included in the First Guaranty Bancshares Reports (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since the date of such consolidated balance sheet, or in connection with this Agreement and the transactions contemplated hereby.
(iv)First Guaranty Bancshares (i) has established and maintained disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act, and (ii) has disclosed, based on its most recent evaluation, to its outside auditors and the audit committee of the board of directors of First Guaranty Bancshares (A) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect First Guaranty Bancshares’ ability to record, process, summarize and report financial data and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in First Guaranty Bancshares’ internal control over financial reporting. These disclosures were made in writing by management to First Guaranty Bancshares’ auditors and audit committee. First Guaranty Bancshares does not have Knowledge of any reason why First Guaranty Bancshares’ outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(v)Since January 1, 2020, neither First Guaranty Bancshares nor any of its Subsidiaries nor, to First Guaranty Bancshares’ Knowledge, any director, officer, employee, auditor, accountant or representative of First Guaranty Bancshares or any of its Subsidiaries has

received, or otherwise had or obtained Knowledge of, any material complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of First Guaranty Bancshares or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that First Guaranty Bancshares or any of its Subsidiaries has engaged in questionable accounting or auditing practices.
1.0fRegulatory Reports.
Since January 1, 2020, First Guaranty Bancshares and each of its Subsidiaries has timely filed with the FRB, FDIC, OFI, any SRO and any other applicable Governmental Authority, in correct form, all reports, registration statements and other documents required to be filed under applicable Laws and regulations and have paid all fees and assessments due and payable in connection therewith, and such reports were complete and accurate and in compliance in all material respects with the requirements of applicable Laws and regulations. Except for normal examinations conducted by a Governmental Authority in the regular course of business of First Guaranty Bancshares and its Subsidiaries, no Governmental Authority has notified First Guaranty Bancshares that it has initiated or has pending any proceeding or, to the Knowledge of First Guaranty Bancshares, threatened an investigation into the business or operations of First Guaranty Bancshares or any of its Subsidiaries since January 1, 2020. There is no unresolved violation, criticism or exception by any Governmental Authority with respect to any report filed by or relating to any examinations or inspections by any such Governmental Authority of First Guaranty Bancshares or any of its Subsidiaries.
1.0gRegulatory Approvals; No Defaults.
No consents or approvals of, or waivers by, or filings or registrations with, any Governmental Authority are required to be made or obtained by First Guaranty Bancshares or any of its Subsidiaries in connection with the execution, delivery or performance by First Guaranty Bancshares of this Agreement or to consummate the transactions contemplated by this Agreement, including the Merger, except for (i) the Regulatory Approvals; (ii) the filing by First Guaranty Bancshares with the SEC of the Proxy Statement/Prospectus and the Registration Statement and declaration of effectiveness of the Registration Statement; (iii) the issuance of the Certificate of Merger contemplated by Section 1.03(a) and the filing of documents with the FDIC, OFI and Texas or other applicable state or federal banking agencies to cause the Merger to become effective; (iv) such other filings and reports as required pursuant to the Exchange Act and the rules and regulations promulgated thereunder, or applicable stock exchange requirements; (v) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules and regulations of any applicable SRO and the rules of the Nasdaq; and (vi) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the First Guaranty Bancshares Common Stock Issuance and approval of listing of such First Guaranty Bancshares Common Stock on the Nasdaq. Subject to the receipt of the approvals referred to in the preceding sentence, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby by First Guaranty Bancshares do not and will not, (1) constitute a breach or violation of, or a default under, the Constituent Documents or similar governing documents of First Guaranty Bancshares or any of its Subsidiaries, (2) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Guaranty Bancshares or any of its Subsidiaries, or any of their respective properties or assets, (3) violate, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of First Guaranty Bancshares or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, contract, agreement or other instrument or obligation to which First Guaranty Bancshares or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound. As of the date hereof, First Guaranty Bancshares has no Knowledge of any reason (i) why the Regulatory Approvals and other necessary consents and approvals will not be received in order to permit consummation of the Merger on a timely basis and (ii) why a Burdensome Condition would be imposed.
1.0hFirst Guaranty Bancshares Information.
The information relating to First Guaranty Bancshares and its Subsidiaries that is supplied by or on behalf of First Guaranty Bancshares for inclusion or incorporation by reference in the Proxy Statement/Prospectus and the Registration Statement will not (with respect to the Proxy Statement/Prospectus, as of the date the Proxy Statement/Prospectus is first mailed to Lone Star Holders, and with respect to the Registration Statement, as of the time the Registration Statement or any amendment or supplement thereto is declared effective under the Securities Act) contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading; provided, however, that any information contained in any First Guaranty Bancshares Report as of a later date shall be deemed to modify information as of an earlier date. The portions of the Proxy Statement/Prospectus relating to First Guaranty Bancshares and its Subsidiaries and other portions thereof within the reasonable control of First Guaranty Bancshares and its Subsidiaries will comply as to form in all material respects with the provisions of the Exchange Act, and the rules and regulations thereunder.
1.0iAbsence of Certain Changes or Events.
Except as set forth in the First Guaranty Bancshares Reports or as otherwise contemplated by this Agreement, since December 31, 2020, (a) First Guaranty Bancshares and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business, and (b) there has been no change or development with respect to First Guaranty Bancshares and its assets and business or combination of such changes or developments which, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect with respect to First Guaranty Bancshares.
1.jCompliance with Laws.
(i)First Guaranty Bancshares and each of its Subsidiaries is, and has been since January 1, 2020, in compliance in all material respects with all applicable federal, state, local and foreign Laws, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, Laws related to data protection or privacy, the Gramm-Leach-Bliley Act of 1999, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Dodd-Frank Act, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act or the regulations implementing such statutes, all other applicable anti-money laundering Laws, fair lending Laws and other Laws relating to discriminatory lending, financing, leasing or business practices and all agency requirements relating to the origination, sale and servicing of mortgage loans. Since January 1, 2020, neither First Guaranty Bancshares nor any of its Subsidiaries has been advised of any supervisory concerns regarding their compliance with the Bank Secrecy Act or related state or federal anti-money laundering laws, regulations and guidelines, including without limitation those provisions of federal regulations requiring (i) the filing of reports, such as Currency Transaction Reports and Suspicious Activity Reports, (ii) the maintenance of records and (iii) the exercise of due diligence in identifying customers. The boards of directors of

First Guaranty Bancshares and its Subsidiaries have implemented an anti-money laundering program that contains adequate and appropriate customer identification verification procedures that has not been deemed ineffective by any Governmental Authority and that meets the requirements of Sections 352 and 326 of the USA PATRIOT Act.
(ii)First Guaranty Bancshares and each of its Subsidiaries have all material permits, licenses, authorizations, orders and approvals of, and each has made all filings and applications and registrations with, all Governmental Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted. All such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to First Guaranty Bancshares’ Knowledge, no suspension or cancellation of any of them is threatened.
(iii)Neither First Guaranty Bancshares nor any of its Subsidiaries has received, since January 1, 2020, written or, to First Guaranty Bancshares’ Knowledge, oral notification from any Governmental Authority (i) asserting that it is not in compliance with any of the Laws which such Governmental Authority enforces or (ii) threatening to revoke any license, franchise, permit or governmental authorization, except where such noncompliance or threatened revocation is not reasonably likely to have, a Material Adverse Effect with respect to First Guaranty Bancshares.
1.kFirst Guaranty Bancshares Regulatory Matters.
(iv)First Guaranty Bancshares is registered as a financial holding company under the Bank Holding Company Act of 1956, as amended.
(v)The deposits of First Guaranty Bank are insured by the FDIC in accordance with FDIA to the fullest extent permitted by Law, and First Guaranty Bank has paid all premiums and assessments and filed all reports required by the FDIA. No proceedings for the revocation or termination of such deposit insurance are pending or, to First Guaranty Bancshares’ Knowledge, threatened.
(vi)Neither First Guaranty Bancshares nor any of its Subsidiaries is party to, or the subject of, any cease-and-desist order, consent order, written agreement, order for civil money penalty, refund, restitution, prompt corrective action directive, memorandum of understanding, supervisory letter, individual minimum capital requirement, operating agreement, or any other formal or informal enforcement action issued or required by, or entered into with, any Governmental Authority. Neither First Guaranty Bancshares nor any of its Subsidiaries has made, adopted, or implemented any commitment, board resolution, policy, or procedure at the request or recommendation of any Governmental Authority that limits in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its payment of dividends or distribution of capital, its credit or risk management, its compliance program, its management, its growth, or its business. Neither First Guaranty Bancshares nor any of its Subsidiaries has Knowledge that any Governmental Authority is considering issuing, initiating, ordering, requesting, recommending, or otherwise proceeding with any of the items referenced in this paragraph.
1.lBrokers.
Neither First Guaranty Bancshares nor any of its officers, directors or any of its Subsidiaries has employed any broker or finder or incurred, nor will it incur, any liability for any broker’s fees, commissions or finder’s fees in connection with any of the transactions contemplated by this Agreement.

1.mLegal Proceedings.
(vii)Neither First Guaranty Bancshares nor any of its Subsidiaries is a party to any, and there are no pending or, to First Guaranty Bancshares’ Knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against First Guaranty Bancshares or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such that is reasonably likely to have a Material Adverse Effect on First Guaranty Bancshares, or challenging the validity or propriety of the transactions contemplated by this Agreement.
(viii)There is no material injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon First Guaranty Bancshares, any of its Subsidiaries or the assets of First Guaranty Bancshares or any of its Subsidiaries (or that, upon consummation of the Merger would apply to the Surviving Bank or any of its Subsidiaries or affiliates).
1.nTax Matters.
(ix)Each of First Guaranty Bancshares and its Subsidiaries has duly and timely filed (considering all applicable extensions) all material Tax Returns that it was required to file under applicable Laws. All such Tax Returns were correct and complete in all material respects and have been prepared in substantial compliance with all applicable Laws. All material Taxes due and owing by First Guaranty Bancshares or any of its Subsidiaries (whether or not shown on any Tax Return) have been fully and timely paid. Within the past six (6) years, neither First Guaranty Bancshares nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return (other than any extensions to file Tax Returns obtained in the Ordinary Course of Business). Neither First Guaranty Bancshares nor any of its Subsidiaries has received written notice of any claim by any Governmental Authority in a jurisdiction where First Guaranty Bancshares or such Subsidiary does not file Tax Returns that it is or may be subject to a material amount of Taxes by that jurisdiction. There are no material Liens for Taxes (other than Taxes not yet due and payable or that are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP) upon any of the assets of First Guaranty Bancshares or any of its Subsidiaries.
(x)First Guaranty Bancshares and each of its Subsidiaries have collected or withheld and paid over to the appropriate Governmental Authority all material amounts of Taxes required to have been collected or withheld and paid over by it, and have complied in all material respects with all related information reporting and backup withholding requirements under all applicable federal, state, local and foreign Laws in connection with amounts paid or owing to any Person, including Taxes required to have been collected or withheld and paid in connection with amounts paid or owing to any employee or independent contractor, creditor, shareholder or other third party.
(xi)No foreign, federal, state or local Tax audits or administrative or judicial Tax proceedings are currently being conducted or pending or have been threatened in writing, in each case, with respect to a material amount of Taxes of First Guaranty Bancshares or any of its Subsidiaries. Neither First Guaranty Bancshares nor any of its Subsidiaries has received from any foreign, federal, state or local taxing authority (including jurisdictions where First Guaranty Bancshares or any of its Subsidiaries have not filed Tax Returns) any (i) written notice indicating an intent to open an audit, action, suit, proceeding, claim, investigation, examination, or other litigation regarding any material amount of Taxes or (ii) written notice of deficiency or proposed adjustment for a material amount of Tax proposed, asserted or assessed by any taxing authority against First Guaranty Bancshares or any of its Subsidiaries which, in either case (i) or (ii), has not been fully paid or settled. There are no written agreements, waivers or other arrangements providing for an extension of time with respect to the assessment of any material Tax or deficiency against First Guaranty Bancshares or any of its Subsidiaries, and neither First Guaranty Bancshares nor any of its Subsidiaries has waived or extended the applicable statute of limitations for the assessment or collection of any material amount of Taxes, which waiver or extension is still in effect.
(xii)Neither First Guaranty Bancshares nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Code Section 897(c)(2) during the applicable period specified in Code Section 897(c)(1)(A)(ii). Neither First Guaranty Bancshares nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was First Guaranty Bancshares), or (ii) has any liability for the Taxes of any Person (other than First Guaranty Bancshares and its Subsidiaries) under Regulations Section 1.1502-6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract, or otherwise pursuant to Law.
(xiii)Neither First Guaranty Bancshares nor any of its Subsidiaries has participated in any “listed transaction,” as defined in Section 6707A(c)(2) of the Code and Section 1.6011-4(b)(2) of the Regulations.
(xiv)Neither First Guaranty Bancshares nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(xv)Since January 1, 2020, neither First Guaranty Bancshares nor any of its Subsidiaries has distributed stock of another Person nor had its stock distributed by another Person in a transaction that was intended to be nontaxable and governed in whole or in part by Section 355 or Section 361 of the Code.
(xvi)Neither First Guaranty Bancshares nor any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would reasonably be expected to prevent the Merger from qualifying for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code.
1.oRegulatory Capitalization.
First Guaranty Bancshares and its Subsidiaries are “well-capitalized,” as such term is defined in the applicable state and federal rules and regulations.
1.pCommunity Reinvestment Act.
First Guaranty Bank has complied in all material respects with the provisions of the Community Reinvestment Act and the rules and regulations thereunder, has a Community Reinvestment Act rating of not less than “satisfactory” in its most recently completed exam, and has received no material criticism from regulators with respect to discriminatory lending practices, and First Guaranty Bancshares has no Knowledge of any conditions, facts or circumstances that could result in a Community Reinvestment Act rating for First Guaranty Bank of less than “satisfactory” or material criticism from regulators or consumers with respect to discriminatory lending practices.

Article 5
COVENANTS
1.0aCommercially Reasonable Efforts.
Subject to the terms and conditions of this Agreement, each of the Parties agrees to use commercially reasonable efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws, so as to permit consummation of the transactions contemplated hereby as promptly as practicable, including the satisfaction of the conditions set forth in Article VI, and shall reasonably cooperate with the other Party to that end.
1.0bConduct of Business of Lone Star.
During the period from the date of this Agreement and continuing until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except as expressly required, contemplated or permitted by this Agreement (including as set forth in the Lone Star Disclosure Schedule), required by Law or with the prior written consent of First Guaranty Bancshares (which consent shall not be unreasonably withheld, conditioned or delayed), Lone Star shall carry on its business in the Ordinary Course of Business in all material respects and consistent with prudent banking practice (including COVID-19 Measures). Without limiting the generality of the foregoing, Lone Star will use commercially reasonable efforts to (i) preserve its business organizations and assets intact, (ii) keep available to itself and First Guaranty Bancshares the present services of the current officers and employees of Lone Star, (iii) preserve for itself and First Guaranty Bancshares the goodwill of its customers, employees, lessors and others with whom business relationships exist, and (iv) continue diligent collection efforts with respect to any delinquent loans.
Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the Effective Time or the earlier termination of this Agreement in accordance with its terms, except (w) as set forth in Lone Star Disclosure Schedule Section 5.02, (x) as required by applicable Law or any Governmental Authority, (y) as otherwise expressly required, contemplated or permitted by this Agreement, or (z) as consented to in writing by First Guaranty Bancshares (which consent shall not be unreasonably withheld, conditioned or delayed, and First Guaranty Bancshares shall, (A) when considering the reasonableness of any such request, take into account the preservation of the franchise value of Lone Star as independent enterprises on a going-forward basis and the prevention of substantial deterioration of the properties of Lone Star, and (B) grant or deny its consent within two (2) Business Days of its receipt of a written request from Lone Star; provided, however, that consent is deemed to be given if First Guaranty Bancshares does not object in writing within two (2) Business Days after Lone Star provides a written request), Lone Star shall not:
(i)Stock. Except as set forth in Section 2.04, (i) issue (except for the issuance of shares with respect to Lone Star Options duly exercised in accordance with their terms prior to the Effective Time), sell, grant, pledge, dispose of, encumber or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its stock, any Rights, any new award or grant under the Lone Star Stock Plans or otherwise, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company), or enter into any agreement with respect to the foregoing, (ii) accelerate the vesting of any existing Rights, or (iii) directly or indirectly change (or establish a record date for changing), adjust, split, combine, redeem, reclassify, exchange, purchase or otherwise acquire any shares of its capital stock, or any other securities (including units of beneficial ownership interest in any partnership or limited liability company) convertible into or exchangeable for any additional shares of stock, including any Rights issued and outstanding prior to the Effective Time.

(ii)Stock Certificates. Issue a replacement of any certificate representing securities of Lone Star to the purported Holder thereof other than in accordance with past practices and the Constituent Documents of Lone Star.
(iii)Dividends; Other Distributions. Make, declare, pay or set aside for payment of dividends payable in cash, stock or property on or in respect of, or declare or make any distribution on, any shares of its capital stock.
(iv)Compensation; Employment Agreements, Etc. Enter into or amend or renew any employment, consulting, compensatory, severance, retention or similar agreements or arrangements with any director, officer or employee of Lone Star, or grant any salary, wage or fee increase or increase any employee benefit or pay any incentive or bonus payments, except, in each case, (i) as contemplated by Section 5.11 of this Agreement, (ii) as may be required by Law, (iii) to satisfy the contractual obligations existing as of the date hereof set forth on Lone Star Disclosure Schedule Section 3.15(a), or (iv) as otherwise set forth in Lone Star Disclosure Schedule Section 5.02(d).
(v)Hiring. Hire any person as an employee or officer of Lone Star except for at-will employment at an annual rate of base salary not to exceed $150,000 to fill vacancies that may arise from time to time in the Ordinary Course of Business.
(vi)Benefit Plans. Enter into, establish, adopt, amend, modify or terminate any Lone Star Benefit Plan, except (i) as may be required by or to make consistent with applicable Law, or (ii) to satisfy contractual obligations existing as of the date hereof.
(vii)Transactions with Affiliates. Except pursuant to agreements or arrangements in effect on the date hereof and set forth in Lone Star Disclosure Schedule Section 5.02(g), pay, loan or advance any amount to, or sell, transfer or lease any properties or assets (real, personal or mixed, tangible or intangible) to, or enter into any agreement or arrangement with, any of its officers or directors or any of their immediate family members or any Affiliates or Associates of any of its officers or directors other than compensation or business expense advancements or reimbursements in the Ordinary Course of Business.
(viii)Dispositions. Except in the Ordinary Course of Business, sell, license, lease, transfer, mortgage, pledge, encumber or otherwise dispose of or discontinue any of its rights, assets, deposits, business or properties or cancel or release any indebtedness owed to Lone Star.
(ix)Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the Ordinary Course of Business) all or any material portion of the assets, debt, business, deposits or properties of any other entity or Person, except for purchases specifically approved by First Guaranty Bancshares pursuant to any other applicable paragraph of this Section 5.02.
(x)Capital Expenditures. Make any capital expenditures in amounts exceeding $50,000 individually, or $250,000 in the aggregate.
(xi)Governing Documents. Amend Lone Star’s Constituent Documents.
(xii)Accounting Methods. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by applicable Laws or GAAP or applicable accounting requirements of any Governmental Authority, in each case, including changes in the interpretation or enforcement thereof.

(xiii)Contracts. Except as set forth in Lone Star Disclosure Schedule Section 5.02(m), enter into, amend, modify, terminate, renew, extend, or waive any material provision of, any Lone Star Material Contract, Lease or insurance policy, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease, license or contract, other than normal renewals of contracts, licenses and leases without material adverse changes of terms with respect to Lone Star, or enter into any contract that would constitute a Lone Star Material Contract if it were in effect on the date of this Agreement, except for any amendments, modifications or terminations reasonably requested by First Guaranty Bancshares.
(xiv)Claims. Other than settlement of foreclosure actions in the Ordinary Course of Business (except for settlements in any case in which counterclaims have been asserted), (i) enter into any settlement or similar agreement with respect to any action, suit, proceeding, order or investigation to which Lone Star is a party or becomes a party after the date of this Agreement, which settlement or agreement involves payment by Lone Star of an amount which exceeds $50,000 individually or $150,000 in the aggregate and/or would impose any material restriction on the business of Lone Star or (ii) waive or release any material rights or claims, or agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations.
(xv)Banking Operations. (i) Enter into any material new line of business, introduce any material new products or services, any material marketing campaigns or any material new sales compensation or incentive programs or arrangements; (ii) change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating policies, except as required by applicable Law, regulation or policies imposed by any Governmental Authority; (iii) make any material changes in its policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service Loans, its hedging practices and policies; and (iv) incur any material liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the Ordinary Course of Business.
(xvi)Derivative Transactions. Enter into any Derivative Transaction.
(xvii)Indebtedness. Except as set forth in Lone Star Disclosure Schedule Section 5.02(q), incur any indebtedness for borrowed money other than in the Ordinary Course of Business with a term not in excess of twelve (12) months (other than creation of deposit liabilities or sales of certificates of deposit in the Ordinary Course of Business), or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other Person, other than the issuance of letters of credit in the Ordinary Course of Business.
(xviii)Investment Securities. (i) Sell or otherwise dispose of any debt security or equity investment or any certificates of deposits issued by other banks, nor (ii) change the classification method for any of the Lone Star Investment Securities from “held to maturity” to “available for sale” or from “available for sale” to “held to maturity,” as those terms are used in ASC 320.
(xix)Deposits. Make any changes to deposit pricing, except in the Ordinary Course of Business and consistent with safe and sound banking practices.
(xx)Loans. Except for commitments issued prior to the date of this Agreement which have not yet expired and which have been disclosed on Lone Star Disclosure Schedule Section 5.02(t), and except the renewal of existing loans and lines of credit, make or extend any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) to a loan relationship that exceeds $2,500,000 or any loan that exceeds $2,500,000.

(xxi) Investments or Developments in Real Estate. Make any investment or commitment to invest in real estate or in any real estate development project other than by way of foreclosure or deed in lieu thereof or make any investment or commitment to develop, or otherwise take any actions to develop any real estate owned by Lone Star.
(xxii)Taxes. Make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement with respect to Taxes, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, file any claim for a material refund of taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment, provided that, for purposes of this Section 5.02(v), “material” means affecting or relating to $50,000 or more in Taxes or $150,000 or more of taxable income.
(xxiii)Compliance with Agreements. Commit any act or omission which constitutes a material breach or default by Lone Star under any agreement with any Governmental Authority or under any Lone Star Material Contract, Lease or other material agreement or material license to which Lone Star is a party or by which any of them or their respective properties are bound or under which any of them or their respective assets, business, or operations receives benefits.
(xxiv)Environmental Assessments. Foreclose on or take a deed or title to any real estate other than single-family residential properties without first conducting an ASTM International (“ASTM”) E1527-13 Phase I Environmental Site Assessment (or any applicable successor standard) of the property that satisfies the requirements of 40 C.F.R. Part 312 (“Phase I”), or foreclose on or take a deed or title to any real estate other than single-family residential properties if such environmental assessment indicates the presence or likely presence of any Hazardous Substances under conditions that indicate an existing release, a past release, or a material threat of a release of any Hazardous Substances into structures on the property or into the ground, ground water, or surface water of the property.
(xxv)Capital Stock Purchase. Directly or indirectly repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.
(xxvi)Facilities. Except as required by Law, file any application or make any contract or commitment for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production or servicing facility or automated banking facility, except for any change that may be requested by First Guaranty Bancshares.
(xxvii)Restructure. Merge or consolidate itself with any other Person, or restructure, reorganize or completely or partially liquidate or dissolve itself.
(xxviii)Adverse Actions. Other than actions contemplated by this Agreement, take any action or knowingly fail to take any action that is intended or is reasonably likely to (i) prevent, delay or impair Lone Star’s ability to consummate the Merger or the transactions contemplated by this Agreement or (ii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.02.
(xxix)Commitments. (i) Enter into any contract with respect to, or otherwise agree or commit to do, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing or (ii) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger not being satisfied in any material respect or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable Law.

1.0cShareholder Approval.
(i)Lone Star shall call, give notice of, convene and hold a meeting of its Holders (the “Lone Star Meeting”) as soon as reasonably practicable (subject to applicable notice requirements) after the Registration Statement is declared effective for the purpose of obtaining the Requisite Lone Star Shareholder Approval required in connection with this Agreement and the Merger and, if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of Holders to approve a merger agreement or the issuance of shares contemplated thereby (as applicable). The board of directors of Lone Star shall use its commercially reasonable efforts to obtain from the Holders of Lone Star the Requisite Lone Star Shareholder Approval. Lone Star shall adjourn or postpone the Lone Star Meeting if, as of the time for which such meeting is originally scheduled there are insufficient shares of Lone Star Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Lone Star has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Lone Star Shareholder Approval. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, and the Lone Star Meeting shall be convened, this Agreement shall be submitted to the Holders of Lone Star at the Lone Star Meeting for the purpose of voting on the approval of such proposal and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Lone Star of such obligation. Lone Star shall use its commercially reasonable efforts to cooperate to hold the Lone Star Meeting as soon as reasonably practicable (subject to applicable notice requirements) after the Registration Statement is declared effective, and to set the same record date for each such meeting.
(ii)Except to the extent provided otherwise in Section 5.09, the board of directors of Lone Star shall at all times prior to and during the Lone Star Meeting recommend approval of this Agreement by the Holders of Lone Star and the transactions contemplated hereby (including the Merger) and any other matters required to be approved by Lone Star’s Holders for consummation of the Merger and the transactions contemplated hereby (the “Lone Star Recommendation”) and shall not withhold, withdraw, amend, modify, change or qualify such recommendation in a manner adverse in any respect to the interests of First Guaranty Bancshares or take any other action or make any other public statement inconsistent with such recommendation and the Proxy Statement/Prospectus shall include the Lone Star Recommendation. In the event that there is present at such meeting, in person or by proxy, sufficient favorable voting power to secure the Requisite Lone Star Shareholder Approval, Lone Star will not adjourn or postpone the Lone Star Meeting unless Lone Star is advised by counsel that failure to do so would result in a breach of the fiduciary duties of the board of directors of Lone Star. Lone Star shall keep First Guaranty Bancshares updated with respect to the proxy solicitation results in connection with the Lone Star Meeting as reasonably requested by First Guaranty Bancshares.
1.0dCovenants of First Guaranty Bancshares.
(i)Affirmative Covenants. From the date hereof until the Effective Time, First Guaranty Bancshares will carry on its business, including the business of each of its Subsidiaries, in the ordinary course of business in all material respects and consistent with prudent banking practice and in compliance in all material respects with all applicable Laws.
(ii)Negative Covenants. From the date hereof until the Effective Time, except as expressly permitted or contemplated by this Agreement, or as required by applicable Law or a Governmental Authority, or with the prior written consent of Lone Star during the period from the date of this Agreement to the Effective Time, First Guaranty Bancshares shall not, and shall not permit any of its Subsidiaries to:

(1)amend its Constituent Documents in a manner that would materially and adversely affect the economic benefits of the Merger to the Holders;
(2)adopt or publicly propose a plan of complete or partial liquidation or dissolution;
(3)take any action or knowingly fail to take any action that is intended or would reasonably be expected to result in the Merger failing to qualify as a “reorganization” under Section 368(a) of the Code;
(4)take any action or knowingly fail to take any action that is reasonably likely to prevent, delay or impair First Guaranty Bancshares’ ability to consummate the Merger or the transactions contemplated by this Agreement or First Guaranty Bank’s ability to consummate the Merger or perform any of its obligations under this Agreement; or
(5)agree to take, make any commitment to take, or adopt any resolutions of its board of directors in support of, any of the actions prohibited by this Section 5.04.
1.0eRegistration Statement; Proxy Statement/Prospectus; Nasdaq Listing.
(i)First Guaranty Bancshares and Lone Star agree to cooperate in the preparation of the Registration Statement. Lone Star shall use its commercially reasonable efforts to deliver to First Guaranty Bancshares such financial statements and related analysis of Lone Star, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Lone Star, as may be required in order to file the Registration Statement, and any other report required to be filed by First Guaranty Bancshares with the SEC, in each case, in compliance in all material respects with applicable Laws, and shall, as promptly as practicable following execution of this Agreement, prepare and deliver drafts of such information to First Guaranty Bancshares to review. Subject to Lone Star’s cooperation as provided in this Section 5.05(a), within sixty (60) days of the date of this Agreement, First Guaranty Bancshares shall file with the SEC the Registration Statement. Each of First Guaranty Bancshares and Lone Star agree to use their respective commercially reasonable efforts to cause the Registration Statement to be declared effective by the SEC as promptly as reasonably practicable after the filing thereof and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. First Guaranty Bancshares also agrees to use commercially reasonable efforts to obtain any necessary state securities Law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement. Lone Star agrees to cooperate with First Guaranty Bancshares and its counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Lone Star’s independent auditors in connection with the Registration Statement and the Proxy Statement/Prospectus. After the Registration Statement is declared effective under the Securities Act, Lone Star shall promptly mail or cause to be mailed the Proxy Statement/Prospectus to its Holders.
(ii)First Guaranty Bancshares will advise Lone Star, promptly after First Guaranty Bancshares receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of First Guaranty Bancshares Common Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or upon the receipt of any comments (whether written or oral) from the SEC or its staff. First Guaranty Bancshares will provide Lone Star and its counsel with a reasonable opportunity to review and comment on the Registration Statement and the Proxy Statement/Prospectus, and all responses to requests for additional information by and replies to comments of the SEC prior to filing such with, or sending such to, the SEC, and First Guaranty Bancshares will provide Lone Star and its counsel with a copy of all such filings made with the SEC. If at any time prior to the Effective Time there shall occur any event that should be disclosed in an amendment or supplement to the Proxy Statement/Prospectus or the Registration Statement so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, First Guaranty Bancshares shall use its commercially reasonable efforts to promptly prepare and file such amendment or supplement with the SEC (if required under applicable Law) and cooperate with Lone Star to mail such amendment or supplement to Lone Star Holders (if required under applicable Law).
(iii)First Guaranty Bancshares will use its commercially reasonable efforts to cause the shares of First Guaranty Bancshares Common Stock to be issued in connection with the transactions contemplated by this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Effective Time.
1.0fRegulatory Filings; Consents.
(i)Each of First Guaranty Bancshares and Lone Star and their Subsidiaries shall cooperate and use their respective reasonable best efforts (i) to promptly prepare all documentation (including the Registration Statement and the Proxy Statement/Prospectus), and to effect all filings, to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement, the Regulatory Approvals (which such filings necessary to receive the Regulatory Approvals shall be filed by First Guaranty Bancshares no later than forty-five (45) days from the date of this Agreement) and all other consents and approvals of a Governmental Authority required to consummate the Merger in the manner contemplated herein, (ii) to comply with the terms and conditions of such permits, consents, approvals and authorizations and (iii) to cause the transactions contemplated by this Agreement to be consummated as expeditiously as practicable; provided, however, notwithstanding the foregoing or anything to the contrary in this Agreement, nothing contained herein shall be deemed to require First Guaranty Bancshares or any of its Subsidiaries or Lone Star to take any non-standard action, or commit to take any such action, or agree to any non-standard condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of any Governmental Authority that would reasonably be likely to have a Material Adverse Effect on First Guaranty Bancshares or the Surviving Bank, taken as a whole, after giving effect to the Merger (“Burdensome Condition”). First Guaranty Bancshares and Lone Star will furnish each other and each other’s counsel with all information concerning themselves, their Subsidiaries, directors, trustees, officers and shareholders and such other matters as may be necessary or advisable in connection with any application, petition or any other statement or application made by or on behalf of First Guaranty Bancshares or Lone Star to any Governmental Authority in connection with the transactions contemplated by this Agreement. Each Party shall have the right to review and approve in advance all characterizations of the information relating to such party and any of its Subsidiaries that appear in any filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority. In addition, First Guaranty Bancshares and Lone Star shall each furnish to the other for review a copy of each such filing made in connection with the transactions contemplated by this Agreement with any Governmental Authority prior to its filing.
(ii)Lone Star will use its commercially reasonable efforts, and First Guaranty Bancshares shall reasonably cooperate with Lone Star at Lone Star’s request, to obtain all consents, approvals, authorizations, waivers or similar affirmations described on Lone Star Disclosure Schedule Section 3.12(c) or that are otherwise required to be obtained under the terms of any Lone Star Material Contract in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a default under such Lone Star Material Contract or creating any lien, claim, or charge upon any of the assets of Lone Star. Each Party will notify the other Party promptly and shall promptly furnish the other Party with copies of notices or other communications received by such Party or any of its Subsidiaries of any communication from any Person alleging that the consent of such Person (or another Person) is or may be required in connection with the transactions contemplated by this Agreement (and the response thereto from such Party, its Subsidiaries or its representatives). Lone Star will consult with First Guaranty Bancshares and its representatives as often as practicable under the circumstances so as to permit Lone Star and First Guaranty Bancshares and their respective representatives to cooperate to take appropriate measures to obtain such consents and avoid or mitigate any adverse consequences that may result from the foregoing.
(iii)First Guaranty Bancshares will use its commercially reasonable efforts, and Lone Star shall reasonably cooperate with First Guaranty Bancshares at First Guaranty Bancshares’ request, to obtain all consents, approvals, waivers and other assurances necessary to satisfy the condition set forth in Section 6.01(g).
1.0gPublicity.
First Guaranty Bancshares and Lone Star shall consult with each other before issuing any press release with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such public statement or filings without the prior consent of the other Party, which shall not be unreasonably conditioned, delayed or withheld; provided, however, that a party may, without the prior consent of the other party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements or filings as may upon the advice of counsel be required by Law or the rules and regulations of any stock exchanges. It is understood that First Guaranty Bancshares shall assume primary responsibility for the preparation of joint press releases relating to this Agreement, the Merger and the other transactions contemplated hereby.
1.0hAccess; Current Information.
(i)For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, upon reasonable notice and subject to applicable Laws, Lone Star agrees to afford First Guaranty Bancshares and its officers, employees, counsel, accountants and other authorized representatives such access during normal business hours at any time and from time to time throughout the period prior to the Effective Time to Lone Star’s books, records (including, without limitation, Tax Returns and work papers of independent auditors), information technology systems, business, properties and personnel and to such other information relating to them as First Guaranty Bancshares may reasonably request and Lone Star shall use its commercially reasonable efforts to provide any appropriate notices to employees and/or customers in accordance with applicable Law and Lone Star’s privacy policy and, during such period, Lone Star shall furnish to First Guaranty Bancshares, upon First Guaranty Bancshares’s reasonable request, all such other information concerning the business, properties and personnel of Lone Star that is substantially similar in scope to the information provided to First Guaranty Bancshares in connection with its diligence review prior to the date of this Agreement, including, without limitation, the items listed on First Guaranty Bancshares Disclosure Schedule Section 5.08(a).
(ii)For the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, during the period of time from the date of this Agreement to the Effective Time, upon reasonable notice and subject to applicable Laws, First Guaranty Bancshares agrees to furnish to Lone Star such information as Lone Star may reasonably request concerning the business of First Guaranty

Bancshares and its Subsidiaries that is substantially similar in scope to the information provided to Lone Star in connection with its diligence review prior to the date of this Agreement.
(iii)As promptly as reasonably practicable after they become available, Lone Star and First Guaranty Bancshares will respectively furnish to each other copies of the board packages distributed to their respective boards of directors, and minutes from the meetings thereof, copies of any internal management financial control reports showing actual financial performance against plan and previous period, and copies of any reports provided to their respective boards of directors of Lone Star or First Guaranty Bancshares or any respective committee thereof relating to the financial performance and risk management of Lone Star and First Guaranty Bancshares; provided, however, that, in each case, Lone Star and First Guaranty Bancshares may redact therefrom any information relating to this Agreement or the transactions contemplated hereby.
(iv)During the period from the date of this Agreement to the Effective Time, at the reasonable request of either Party, the other Party will cause one or more of its designated representatives to confer with representatives of the requesting Party and to report the general status of the ongoing operations of the other Party and its Subsidiaries. Without limiting the foregoing, Lone Star agrees to provide to First Guaranty Bancshares (i) to the extent permitted by applicable Law, a copy of each report filed by Lone Star with a Governmental Authority, (ii) a copy of Lone Star’s monthly loan trial balance, and (iii) a copy of Lone Star’s monthly statement of condition and profit and loss statement and, if requested by First Guaranty Bancshares, a copy of Lone Star’s daily statement of condition and daily profit and loss statement, in each case, which shall be provided as promptly as reasonably practicable after it is filed or prepared, as applicable. Lone Star further agrees to provide First Guaranty Bancshares, no later than ten (10) Business Days following the end of each calendar month following the date hereof, any supplements to Lone Star Disclosure Schedule Section 3.22(a) and Lone Star Disclosure Schedule Section 3.22(b) that would be required if the references to June 30, 2022 in each corresponding representation and warranty of Lone Star were changed to the date of the most recently ended calendar month.
(v)No investigation by a Party or its representatives shall be deemed to modify or waive any representation, warranty, covenant or agreement of the other Party set forth in this Agreement, or the conditions to the respective obligations of First Guaranty Bancshares and Lone Star to consummate the transactions contemplated hereby.
(vi)Notwithstanding anything to the contrary in this Section 5.08, Lone Star shall not be required to copy First Guaranty Bancshares on any documents that disclose confidential discussions of this Agreement or the transactions contemplated hereby, that contain competitively sensitive business or other proprietary information filed under a claim of confidentiality (including any confidential supervisory information) or any other matter that Lone Star’s board of directors has been advised by counsel that such distribution to First Guaranty Bancshares may violate a confidentiality obligation or fiduciary duty or any Law or regulation, or may result in a waiver of Lone Star’s attorney-client privilege. In the event any of the restrictions in this Section 5.08(f) shall apply, Lone Star shall use its commercially reasonable efforts to provide appropriate consents, waivers, decrees and approvals necessary to satisfy any confidentiality issues relating to documents prepared or held by third parties (including work papers), and the Parties will make appropriate alternate disclosure arrangements, including adopting additional specific procedures to protect the confidentiality of sensitive material and to ensure compliance with applicable Laws.

1.0iNo Solicitation by Lone Star; Superior Proposals.
(i)Except as permitted by Section 5.09(b), Lone Star shall not, and shall cause its officers, directors and employees not to, and will not authorize any investment bankers, financial advisors, attorneys, accountants, consultants, affiliates or other agents of Lone Star (collectively, the “Lone Star Representatives”) to, directly or indirectly, (i) initiate, solicit, induce or knowingly encourage, or take any action to facilitate the making of, any inquiry, offer or proposal which constitutes, or could reasonably be expected to lead to, an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal or furnish, or otherwise afford access, to any Person (other than First Guaranty Bancshares) any information or data with respect to Lone Star or otherwise relating to an Acquisition Proposal; (iii) release any Person from, waive any provisions of, or fail to enforce any confidentiality agreement or standstill agreement to which Lone Star is a party; or (iv) enter into any agreement, confidentiality agreement, agreement in principle or letter of intent with respect to any Acquisition Proposal or approve or resolve to approve any Acquisition Proposal or any agreement, agreement in principle or letter of intent relating to an Acquisition Proposal. Any violation of the foregoing restrictions by any of the Lone Star Representatives, whether or not such Lone Star Representative is so authorized and whether or not such Lone Star Representative is purporting to act on behalf of Lone Star or otherwise, shall be deemed to be a breach of this Agreement by Lone Star. Lone Star shall, and shall cause each of the Lone Star Representatives to, immediately cease and cause to be terminated any and all existing discussions, negotiations, and communications with any Persons (other than First Guaranty Bancshares and its representatives) with respect to any existing or potential Acquisition Proposal. For purposes of this Agreement, (i) “Acquisition Proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal from First Guaranty Bancshares), whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction; and (ii) “Acquisition Transaction” means (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution or similar transaction involving Lone Star; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease or other disposition), directly or indirectly, a significant portion of the assets of Lone Star; (C) any issuance, sale or other disposition of (including by way of merger, consolidation, share exchange or any similar transaction) securities (or options, rights or warrants to purchase or securities convertible into, such securities) representing twenty percent (20%) or more of the votes attached to the outstanding securities of Lone Star; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty percent (20%) or more of any class of equity securities of Lone Star; or (E) any transaction which is similar in form, substance or purpose to any of the foregoing transactions, or any combination of the foregoing.
For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited Acquisition Proposal (i) that if consummated would result in a third party (or in the case of a direct merger between such third party and Lone Star, the shareholders of such third party) acquiring, directly or indirectly, more than fifty percent (50%) of the outstanding Lone Star Common Stock or more than fifty percent (50%) of the assets of Lone Star, taken as a whole, for consideration consisting of cash and/or securities and (ii) that the board of directors of Lone Star reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, (A) is reasonably capable of being completed, taking into account all financial, legal, regulatory and other aspects of such proposal, including all conditions contained therein and the Person making such Acquisition Proposal, and (B) taking into account any changes to this Agreement proposed by First Guaranty Bancshares in response to such Acquisition Proposal, as contemplated by Section 5.09(e), and all financial, legal, regulatory and other aspects of such takeover proposal, including all conditions contained therein and the Person making such proposal, is more favorable to the shareholders of Lone Star from a financial point of view than the Merger.

(ii)Notwithstanding Section 5.09(a) or any other provision of this Agreement, prior to the date of the Lone Star Meeting, Lone Star may take any of the actions described in Section 5.09(a)(ii) or (iv) if, but only if, (i) Lone Star has received a bona fide unsolicited written Acquisition Proposal that did not result from a breach of Section 5.09(a); (ii) the board of directors of Lone Star reasonably determines in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that (A) such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and (B) it is reasonably necessary to take such actions to comply with its fiduciary duties to Lone Star’s shareholders under applicable Law; (iii) Lone Star has provided First Guaranty Bancshares with at least three (3) Business Days’ prior notice of such determination; and (iv) prior to furnishing or affording access to any information or data with respect to Lone Star or otherwise relating to an Acquisition Proposal, Lone Star receives from such Person a confidentiality agreement with terms no less favorable to Lone Star than those contained in the confidentiality agreement with First Guaranty Bancshares. Lone Star shall promptly provide to First Guaranty Bancshares any non-public information regarding Lone Star provided to any other Person which was not previously provided to First Guaranty Bancshares, such additional information to be provided no later than the date of provision of such information to such other party.
(iii)Lone Star shall promptly (and in any event within twenty-four (24) hours) notify First Guaranty Bancshares in writing if any proposals or offers are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with, Lone Star or the Lone Star Representatives, in each case in connection with any Acquisition Proposal, and such notice shall indicate the name of the Person initiating such discussions or negotiations or making such proposal, offer or information request and the material terms and conditions of any proposals or offers (and, in the case of written materials relating to such proposal, offer, information request, negotiations or discussion, providing copies of such materials (including e-mails or other electronic communications) except to the extent that such materials constitute confidential information of the Person making such offer or proposal under an effective confidentiality agreement). Lone Star agrees that it shall keep First Guaranty Bancshares informed, on a reasonably current basis, of the status and terms of any such proposal, offer, information request, negotiations or discussions (including any amendments or modifications to such proposal, offer or request).
(iv)Neither the board of directors of Lone Star nor any committee thereof shall (i) withdraw, qualify, amend or modify, or propose to withdraw, qualify, amend or modify, in a manner adverse to First Guaranty Bancshares in connection with the transactions contemplated by this Agreement (including the Merger), the Lone Star Recommendation, fail to reaffirm the Lone Star Recommendation within three (3) Business Days following a request by First Guaranty Bancshares, or make any statement, filing or release, in connection with the Lone Star Meeting or otherwise, inconsistent with the Lone Star Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Lone Star Recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Proposal; or (iii) enter into (or cause Lone Star to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a confidentiality agreement entered into in accordance with the provisions of Section 5.09(b)) or (B) requiring Lone Star to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.
(v)Notwithstanding Section 5.09(d), prior to the date of the Lone Star Meeting, the board of directors of Lone Star may withdraw, qualify, amend or modify the Lone Star Recommendation (a “Lone Star Subsequent Determination”) after the fifth (5th) Business Day following First Guaranty Bancshares’s receipt of a notice (the “Notice of Superior Proposal”)

from Lone Star advising First Guaranty Bancshares that the board of directors of Lone Star has decided that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of Section 5.09(a)) constitutes a Superior Proposal if, but only if, (i) the board of directors of Lone Star has determined in good faith, after consultation with and having considered the advice of outside legal counsel and its financial advisor, that it is reasonably necessary to take such actions to comply with its fiduciary duties to Lone Star’s shareholders under applicable Law, (ii) during the five (5) Business Day period after receipt of the Notice of Superior Proposal by First Guaranty Bancshares (the “Notice Period”), Lone Star and the board of directors of Lone Star shall have cooperated and negotiated in good faith with First Guaranty Bancshares to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable Lone Star to proceed with the Lone Star Recommendation without a Lone Star Subsequent Determination; provided, however, that First Guaranty Bancshares shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement and (iii) at the end of the Notice Period, after taking into account any such adjusted, modified or amended terms as may have been proposed by First Guaranty Bancshares since its receipt of such Notice of Superior Proposal, the board of directors of Lone Star has again in good faith made the determination (A) in clause (i) of this Section 5.09(e) and (B) that such Acquisition Proposal constitutes a Superior Proposal. In the event of any material revisions to the Superior Proposal, Lone Star shall be required to deliver a new Notice of Superior Proposal to First Guaranty Bancshares and again comply with the requirements of this Section 5.09(e), except that the Notice Period shall be reduced to three (3) Business Days.
(vi)Notwithstanding any Lone Star Subsequent Determination, unless this Agreement has been terminated in accordance with its terms, this Agreement shall be submitted to Lone Star’s shareholders at the Lone Star Meeting for the purpose of voting on the approval of this Agreement and the transactions contemplated hereby (including the Merger) and nothing contained herein shall be deemed to relieve Lone Star of such obligation; provided, however, that if the board of directors of Lone Star shall have made a Lone Star Subsequent Determination with respect to a Superior Proposal, then the board of directors of Lone Star may recommend approval of such Superior Proposal by the shareholders of Lone Star and may submit this Agreement to Lone Star’s shareholders without recommendation either for or against, in which event the board of directors of Lone Star shall communicate the basis for its recommendation of such Superior Proposal and the basis for its lack of a recommendation with respect to this Agreement and the transactions contemplated hereby to Lone Star’s shareholders in the Proxy Statement/Prospectus or an appropriate amendment or supplement thereto.
(vii)Nothing contained in this Section 5.09 shall prohibit Lone Star or the board of directors of Lone Star from complying with Lone Star’s obligations required under Rule 14e-2(a) promulgated under the Exchange Act; provided, however, that any such disclosure relating to an Acquisition Proposal (other than a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed a change in the Lone Star Recommendation unless the board of directors of Lone Star reaffirms the Lone Star Recommendation in such disclosure.
1.jIndemnification.
(viii)For a period of four (4) years from and after the Effective Time, and in any event subject to the provisions of Section 5.10(c), First Guaranty Bancshares shall indemnify and hold harmless the present and former directors and officers of Lone Star (each an “Indemnified Party”), against all costs, expenses (including reasonable attorney’s fees), judgments, fines, losses, claims, damages or liabilities or amounts that are paid in settlement (which settlement shall require the prior written consent of First Guaranty Bancshares, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (each a “Claim”), arising out of actions or omissions of such persons in the course of performing their duties for Lone Star occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the same extent permitted under the organizational documents of Lone Star in effect on the date of this Agreement to the extent permitted by applicable Law; provided, however, that that notwithstanding anything to the contrary contained in the organizational documents of Lone Star, First Guaranty Bancshares shall have no obligation to provide indemnification under this paragraph (a) to any Indemnified Party for any Excluded Claim.
(ix)In connection with the indemnification provided pursuant to this Section 5.10, First Guaranty Bancshares and/or an First Guaranty Bancshares Subsidiary will advance expenses, promptly after statements therefor are received, to each Lone Star Indemnified Party, to the same extent permitted under the organizational documents of Lone Star in effect on the date of this Agreement to the extent permitted by applicable Law (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such Lone Star Indemnified Party or multiple Indemnified Parties, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel) and that all such counsel shall be reasonably satisfactory to First Guaranty Bancshares. First Guaranty Bancshares shall have no obligation to advance expenses related to any Excluded Claim.
(x)Any Indemnified Party wishing to claim indemnification under this Section 5.10 shall promptly notify First Guaranty Bancshares upon learning of any Claim, provided that, failure to so notify shall not affect the obligation of First Guaranty Bancshares under this Section 5.10, unless, and only to the extent that, First Guaranty Bancshares is materially prejudiced in the defense of such Claim as a consequence. In the event of any such Claim (whether asserted or claimed prior to, at or after the Effective Time), (i) First Guaranty Bancshares shall have the right to assume the defense thereof and First Guaranty Bancshares shall not be liable to such Indemnified Parties for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, (ii) the Indemnified Parties will cooperate in the defense of any such matter, (iii) First Guaranty Bancshares shall not be liable for any settlement effected without its prior written consent, and (iv) First Guaranty Bancshares shall have no obligation hereunder to any Indemnified Party if such indemnification would be in violation of any applicable federal or state banking Laws or regulations, or in the event that a federal or state banking agency or a court of competent jurisdiction shall determine that indemnification of an Indemnified Party in the manner contemplated hereby is prohibited by applicable Laws and regulations, whether or not related to banking Laws.
(xi)For a period of four (4) years following the Effective Time, First Guaranty Bancshares will maintain director’s and officer’s liability insurance (herein, “D&O Insurance”) that serves to reimburse the present and former officers and directors of Lone Star (determined as of the Effective Time) with respect to claims against such directors and officers arising from facts or events occurring before the Effective Time (including the transactions contemplated hereby), which insurance will, unless otherwise approved by Lone Star, contain substantially the same coverage and amounts, and contain terms and conditions not materially less advantageous to the Indemnified Party, as that coverage currently provided by Lone Star; provided that, if First Guaranty Bancshares is unable to maintain or obtain the insurance called for by this Section 5.10, First Guaranty Bancshares will provide as much comparable insurance as is reasonably available (subject to the limitations described below in this Section 5.10(d)); and provided, further, that officers and directors of Lone Star may be required to make application and provide customary representations and warranties to the carrier of the D&O Insurance for the purpose of obtaining such insurance. In no event shall First Guaranty Bancshares be required to expend for such tail insurance a premium amount in excess of an amount equal to two hundred percent (200%) of the annual premiums paid by Lone Star for D&O Insurance in effect as of the date of this Agreement (the “Maximum D&O Tail Premium”). If the cost of such tail insurance exceeds the Maximum D&O Tail Premium, First Guaranty Bancshares shall obtain tail insurance coverage or a separate tail insurance policy with the greatest coverage reasonably available, in First Guaranty Bancshares’ reasonable discretion after consultation with Lone Star, for a cost not exceeding the Maximum D&O Tail Premium.
(xii)This Section 5.10 shall survive the Effective Time, is intended to benefit each Lone Star Indemnified Party (each of whom shall be entitled to enforce this Section 5.10 against First Guaranty Bancshares) and shall be binding on all successors and assigns of First Guaranty Bancshares.
(xiii)If First Guaranty Bancshares or any of its successors and assigns (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its property and assets to any individual, corporation or other entity, then, in each such case, proper provision shall be made so that the successors and assigns of First Guaranty Bancshares and its Subsidiaries shall assume the obligations set forth in this Section 5.10.
1.kEmployees; Benefit Plans.
(xiv)Prior to the Closing, First Guaranty Bancshares shall offer to employ and hire, effective as of but subject to the Closing, each PEO Employee on terms that are consistent with the requirements set forth in this Section 5.11(a) and the terms of the PEO Agreement as assigned to and assumed by First Guaranty Bancshares (such offers being, the "Offers"). Following the Closing, First Guaranty Bancshares shall, during the period commencing at the Closing and ending on the date that is twelve (12) months after the Closing Date, provide each PEO Employee who timely accepts an Offer and commences employment in accordance therewith (collectively, the "Transferred Employees") with (A) base salary or hourly wages that are no less than the base salary or hourly wages provided to such Transferred Employee prior to the Closing, (B) target bonus opportunities that are no less than the target bonus opportunities provided to such Transferred Employee immediately prior to the Closing, if any, and (C) employee benefit plans and perquisites that are no less favorable than those in effect immediately prior to the Closing (it being understood and agreed that continuation of employee benefits and perquisites pursuant to the PEO Agreement shall be deemed to be no less favorable for this purpose). Prior to the Closing, First Guaranty Bancshares shall be entitled to communicate with the PEO Employees in connection with the transfer of employment to First Guaranty Bancshares. Notwithstanding the foregoing, nothing in this Agreement shall, after the Closing, impose on First Guaranty Bancshares any continuing obligation to retain any Transferred Employee.
(xv)First Guaranty Bancshares shall assume (i) any and all liability associated with vacation or other paid time off accrued prior to the Closing by the PEO Employees, other than Non-Transferred Employees, (ii) all Lone Star Benefit Plans and employment-related liabilities with respect to the PEO Employees other than Non-Transferred Employees, including all such liabilities arising from the employment or engagement of such PEO Employee (regardless of whether arising before, on, or after the Closing), (iii) all liabilities arising from or relating to the PEO Agreement, and (iv) all severance or other termination payments or benefits that have or could become payable to any PEO Employee other than a Non-Transferred Employee by reason of his or her separation from service from Lone Star or the transactions contemplated by this

Agreement; provided, however, that notwithstanding the previous sentence, First Guaranty Bancshares shall have no obligation hereunder with respect to any Non-Transferred Employees. Without limiting the foregoing, the Parties agree that the intention of this Agreement, including without limitation this Section 5.11(b), is that First Guaranty Bancshares assume all obligations of Lone Star with respect to the PEO Employees other than Non-Transferred Employees. As used herein, “Non-Transferred Employees” means those PEO Employees who do not become Transferred Employees.
(xvi)With respect to any employee benefit plan maintained by First Guaranty Bancshares in which any Transferred Employee will participate effective as of or following the Closing, the First Guaranty Bancshares shall, or shall cause its Affiliates to, recognize service with respect to eligibility and vesting (but not with respect to benefit accruals) of the Transferred Employees with Lone Star as if such service were with the First Guaranty Bancshares for all purposes in any employee benefit plan sponsored by First Guaranty Bancshares or an affiliate; provided, however, that such service shall not be recognized to the extent that (i) such recognition would result in a duplication of benefits or (ii) such service was not recognized under the corresponding benefit plan sponsored by the PEO.
With respect to any employee welfare benefit plan maintained by First Guaranty Bancshares in which any Transferred Employee will participate effective as of the Closing, First Guaranty Bancshares shall use commercially reasonable efforts to: (i) waive all pre-existing conditions or eligibility limits to the extent such pre-existing conditions or eligibility limits were waived or otherwise satisfied under a corresponding PEO benefit plan immediately prior to the Closing Date and (ii) give effect to claims incurred, amounts paid by and amounts reimbursed to the Transferred Employees prior to the Closing when determining any deductible and maximum out-of-pocket limits under the benefit plan sponsored by First Guaranty Bancshares or an Affiliate to the extent taken account under the corresponding PEO benefit plan in respect of the same plan year, in each case, subject to the terms and conditions of the benefit plans sponsored by First Guaranty Bancshares or an Affiliate.
(xvii)Except for employees whose terms of employment are governed by an agreement with Lone Star, First Guaranty Bancshares, or First Guaranty Bank containing provisions related to severance benefits, any employee of Lone Star that becomes an employee of First Guaranty Bancshares or First Guaranty Bank at the Effective Time who is terminated within one (1) year following the Effective Time (other than for cause, death, disability, normal retirement or voluntarily resignation) shall receive a severance payment calculated in accordance with the First Guaranty Bank severance policy.
(xviii)Nothing in this Section 5.11 shall be construed to limit the right of the Surviving Bank to amend or terminate any Lone Star Benefit Plan or other employee benefit plan, to the extent such amendment or termination is permitted by the terms of the applicable plan, nor shall anything in this Section 5.11 be construed to require Surviving Bank to retain the employment of any particular Covered Employee for any fixed period of time following the Closing Date, and the continued retention (or termination) by Surviving Bank of any Covered Employee subsequent to the Effective Time shall be subject in all events to First Guaranty Bancshares’s normal and customary employment procedures and practices, including customary background screening and evaluation procedures, and satisfactory employment performance.
(xix)For purposes of this Section 5.11, all references to First Guaranty Bancshares shall include each of the Subsidiaries of First Guaranty Bancshares.

1.lNotification of Certain Changes.
First Guaranty Bancshares and Lone Star shall promptly advise the other Party of any change or event having, or which could reasonably be expected to have, a Material Adverse Effect or which it believes would, or which could reasonably be expected to, cause or constitute a material breach of any of its representations, warranties or covenants contained herein and Lone Star shall provide on a periodic basis written notice to First Guaranty Bancshares of any matters that Lone Star becomes aware of that should be disclosed on a supplement or amendment to the Lone Star Disclosure Schedule.
1.mTransition; Informational Systems Conversion.
From and after the date hereof, First Guaranty Bancshares and Lone Star will use their commercially reasonable efforts to facilitate the integration of Lone Star with the business of First Guaranty Bancshares following consummation of the transactions contemplated hereby, and shall meet on a regular basis to discuss and plan for the conversion of the data processing and related electronic informational systems of Lone Star (the “Informational Systems Conversion”) to those used by First Guaranty Bancshares, which planning shall include, but not be limited to, (a) discussion of third-party service provider arrangements of Lone Star; (b) non-renewal or changeover, after the Effective Time, of personal property leases and software licenses used by Lone Star in connection with the systems operations; (c) retention of outside consultants and additional employees to assist with the conversion; (d) outsourcing, as appropriate after the Effective Time, of proprietary or self-provided system services; and (e) any other actions necessary and appropriate to facilitate the conversion, as soon as practicable following the Effective Time. To the extent Lone Star pays, incurs or accrues any costs or expenses on or before the Calculation Date in connection with the actions contemplated by this Section 5.13 (“Prepayment Amounts”), such Prepayment Amounts shall be added back to the calculation of Lone Star’s Adjusted Net Tangible Shareholders’ Equity. For the avoidance of doubt, any costs or expenses paid, incurred or accrued by Lone Star between the Calculation Date and the Closing Date in connection with the actions contemplated by this Section 5.13 shall not be included in the calculation of Transaction Expenses or Lone Star’s Adjusted Net Tangible Shareholders’ Equity.
1.nTermination of Contracts.
Between the Calculation Date and the Closing Date and in accordance with this Section 5.14, Lone Star will take all actions necessary to accrue any and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid in connection with the termination of any Terminated Contract; provided, however, that any such costs, fees, expenses, contract payments, penalties or liquidated damages shall not be included in the calculation of Transaction Expenses, Lone Star’s Adjusted Net Tangible Shareholders’ Equity or the Merger Consideration. For purposes of this Agreement, “Terminated Contract” means (a) each Lone Star Material Contract listed on First Guaranty Bancshares Disclosure Schedule Section 5.14, (b) any other Lone Star Material Contract requested by First Guaranty Bancshares to be amended, modified or terminated that is not included on Lone Star Disclosure Schedule Section 3.12(a), and (c) any contract, agreement, or other commitment that would have been a Lone Star Material Contract pursuant to Section 3.12(a)(x) but for the annual amount payable by Lone Star thereunder and that is requested by First Guaranty Bancshares to be amended, modified or terminated. For the avoidance of doubt, (i) prior to the Closing Date, First Guaranty Bancshares may remove Lone Star Material Contracts from First Guaranty Bancshares Disclosure Schedule Section 5.14 and such Lone Star Material Contracts will no longer be deemed to be Terminated Contracts, (ii) to the extent that First Guaranty Bancshares desires that a Terminated Contract remain in effect for a period of time after the Closing Date, the expense accrual for such Terminated Contract shall be reduced to reflect expenses to be incurred in connection with a termination on such future date (but only if the expenses as of such date are lower than on the

Closing Date), as determined in good faith by First Guaranty Bancshares (which accrued expenses, for the avoidance of doubt, shall not be included in the calculation of Transaction Expenses, Lone Star’s Adjusted Net Tangible Shareholders’ Equity, or the Merger Consideration), and (iii) First Guaranty Bancshares will be responsible for the amendment, modification or termination of any contract or agreement subject to this Section 5.14 after the Closing Date and all costs, fees, expenses, contract payments, penalties or liquidated damages necessary to be paid in connection with the termination of each such contract or agreement shall be paid with the funds accrued for such purpose by Lone Star (which accrued funds, for the avoidance of doubt, shall not be included in the calculation of Transaction Expenses, Lone Star’s Adjusted Net Tangible Shareholders’ Equity, or the Merger Consideration.
1.oNo Control of Other Party’s Business.
Nothing contained in this Agreement shall give First Guaranty Bancshares, directly or indirectly, the right to control or direct the operations of Lone Star prior to the Effective Time, and nothing contained in this Agreement shall give Lone Star, directly or indirectly, the right to control or direct the operations of First Guaranty Bancshares or its Subsidiaries prior to the Effective Time. Prior to the Effective Time, each of Lone Star and First Guaranty Bancshares shall exercise, consistent with the terms and conditions of this Agreement, control and supervision over its and its Subsidiaries’ respective operations.
1.pCertain Litigation.
Each Party shall promptly advise the other Party orally and in writing of any actual or threatened shareholder litigation against such Party and/or the members of the board of directors of Lone Star or the board of directors of First Guaranty Bancshares related to this Agreement or the Merger and the other transactions contemplated by this Agreement. Lone Star shall: (i) permit First Guaranty Bancshares to review and discuss in advance, and consider in good faith the views of First Guaranty Bancshares in connection with, any proposed written or oral response to such shareholder litigation; (ii) furnish First Guaranty Bancshares’ outside legal counsel with all non-privileged information and documents which outside counsel may reasonably request in connection with such shareholder litigation; (iii) consult with First Guaranty Bancshares regarding the defense or settlement of any such shareholder litigation, shall give due consideration to First Guaranty Bancshares’ advice with respect to such shareholder litigation and shall not settle any such litigation prior to such consultation and consideration; provided, however, that Lone Star shall not settle any such shareholder litigation if such settlement requires the payment of money damages, without the written consent of First Guaranty Bancshares (such consent not to be unreasonably withheld, conditioned or delayed) unless the payment of any such damages by Lone Star is reasonably expected by Lone Star, following consultation with outside counsel, to be fully covered (disregarding any deductible to be paid by Lone Star) under Lone Star’s existing director and officer insurance policies, including any tail policy.
1.qBoard Representation; Director Resignations.
At or prior to the Effective Time, First Guaranty Bancshares will cause the number of directors that comprise the full board of directors of the Surviving Bank to be increased by one (1) and shall appoint an individual designated by the Lone Star board of directors and reasonably acceptable to the First Guaranty Bancshares board of directors (the “Board Representatives”) to serve as directors of the Surviving Bank from and after the Effective Time until such Board Representatives are succeeded in accordance with the bylaws of the Surviving Bank. No other directors or employees of Lone Star shall be designated to serve on the board of directors of the Surviving Bank at the Effective Time or at any time thereafter. Prior to the Effective Time, Lone

Star will cause to be delivered to First Guaranty Bancshares resignations of all the directors of Lone Star, such resignations to be effective as of the Effective Time.
1.rEstablishment of Advisory Board.
At or prior to the Effective Time, First Guaranty Bancshares shall establish an advisory board of directors (the “Advisory Board”) consisting of those members of the board of directors of Lone Star who wish to participate on the Advisory Board. Member of the Advisory Board shall be paid $500 per month for service on and attendance to the Advisory Board. The terms and conditions of service on the Advisory Board shall be set forth in a separate policy concerning service on the Advisory Board.

1.sDirector Releases.
Concurrently with the execution and delivery of this Agreement and effective upon the Closing, Lone Star has caused each director of Lone Star to execute and deliver a Release Agreement in the form attached hereto as Exhibit D.
1.tEmployment Agreements.
Lone Star will use its commercially reasonable efforts to obtain from the individuals set forth in First Guaranty Bancshares Disclosure Schedule Section 5.20 certain amendments to their employment agreements with Lone Star that become effective as of (and subject to the occurrence of) the Effective Time.
1.uCoordination.
(xx)Prior to the Effective Time, subject to applicable Laws, Lone Star shall take any actions First Guaranty Bancshares may reasonably request from time to time to better prepare the parties for integration of the operations of Lone Star with First Guaranty Bancshares and its Subsidiaries, respectively. Without limiting the foregoing, senior officers of Lone Star and First Guaranty Bancshares shall meet from time to time as First Guaranty Bancshares may reasonably request, and in any event not less frequently than monthly, to review the financial and operational affairs of Lone Star, and Lone Star shall give due consideration to First Guaranty Bancshares’ input on such matters, with the understanding that, notwithstanding any other provision contained in this Agreement, neither First Guaranty Bancshares nor First Guaranty Bank shall under any circumstance be permitted to exercise control of Lone Star prior to the Effective Time. Lone Star shall permit representatives of First Guaranty Bank to be onsite at Lone Star to facilitate integration of operations and assist with any other coordination efforts as necessary, provided such efforts shall be done without undue disruption to Lone Star’s business, during normal business hours and at the expense of First Guaranty Bancshares or First Guaranty Bank (not to include Lone Star’s regular employee payroll).
(xxi)Prior to the Effective Time, subject to applicable Laws, Lone Star shall take any actions First Guaranty Bancshares may reasonably request in connection with negotiating any amendments, modifications or terminations of any Leases or Lone Star Material Contracts that First Guaranty Bancshares may request, including, but not limited to, actions necessary to cause any such amendments, modifications or terminations to become effective prior to (to the extent that the conditions set forth in Article VI of this Agreement have already been satisfied), or immediately upon, the Closing, and shall cooperate with First Guaranty Bancshares and will use its commercially reasonable efforts to negotiate specific provisions that may be requested by First Guaranty Bancshares in connection with any such amendment, modification or termination. All actions taken pursuant to this Section 5.21(b) shall be at First Guaranty Bancshares’ expense unless such actions are in connection with the termination of the Terminated Contracts.

(xxii)From and after the date hereof, subject to applicable Laws, the parties shall reasonably cooperate (provided that the parties shall cooperate to reasonably minimize disruption to Lone Star’s or Lone Star’s business) with the other in preparing for the prompt conversion or consolidation of systems and business operations promptly after the Effective Time (including by entering into customary confidentiality, non-disclosure and similar agreements with the other party and appropriate service providers) and Lone Star shall, upon First Guaranty Bancshares’ reasonable request, introduce First Guaranty Bancshares and its representatives to suppliers of Lone Star for the purpose of facilitating the integration of Lone Star and its business into that of First Guaranty Bancshares. In addition, after satisfaction of the conditions set forth in Section 6.01(a) and Section 6.01(b), subject to applicable Laws, Lone Star shall, upon First Guaranty Bancshares’ reasonable request, introduce First Guaranty Bancshares and its representatives to customers of Lone Star for the purpose of facilitating the integration of Lone Star and its business into that of First Guaranty Bancshares. Any interaction between First Guaranty Bancshares and Lone Star’s customers and suppliers shall be coordinated by Lone Star. Lone Star shall have the right to participate in any discussions between First Guaranty Bancshares and Lone Star’s customers and suppliers.
1.vConfidentiality.
Prior to the execution of this Agreement and prior to the consummation of the Merger, subject to applicable Laws, each of First Guaranty Bancshares and Lone Star, and their Subsidiaries, affiliates, officers, directors, agents, employees, consultants and advisors have provided, and will continue to provide one another with information which may be deemed by the party providing the information to be non-public, proprietary and/or confidential, including, but not limited to, trade secrets of the disclosing party. Each Party agrees that it will, and will cause its representatives to, hold any information obtained pursuant to this Article V in accordance with the terms of the Nondisclosure Agreement, dated as of February 18, 2022, by and between First Guaranty Bancshares and Lone Star.
1.wSection 16 Matters.
First Guaranty Bancshares and Lone Star agree that, if the parties determine that any officer or director of Lone Star will be subject to the requirements of Section 16 of the Exchange Act (the “Lone Star Insiders”) immediately following the Effective Time, the respective boards of First Guaranty Bancshares and Lone Star, or in each case a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall prior to the Effective Time take all such action as may be required to cause the transactions contemplated by this Agreement, including without limitation any dispositions of Lone Star Common Stock or Lone Star Equity Awards and any acquisitions of First Guaranty Bancshares Common Stock by any Lone Star Insiders, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.
1.xTax Matters.
(xxiii)The Parties intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 356 and 361 of the Code (and any comparable provision of state or local law) for federal income tax purposes (and applicable state and local income tax purposes). Except as expressly contemplated or permitted by this Agreement, from and after the date of this Agreement, each of First Guaranty Bancshares and Lone Star shall, and shall cause their Subsidiaries to, use their respective reasonable best efforts to cause the Merger to qualify as a reorganization within the meaning of Section 368(a) of the Code, and will not take any action, cause or permit any action to be taken, fail to take any action or cause or permit any action to fail to be taken which action or failure to act is intended or would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.
(xxiv)Each of First Guaranty Bancshares and Lone Star will cooperate with one another to facilitate the issuance of the opinions of counsel referred to in Section 6.01(e). In connection therewith, (i) First Guaranty Bancshares shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinions described in Section 6.01(e), as applicable (the “First Guaranty Bancshares Tax Certificate”) and (ii) Lone Star shall deliver to each such counsel a duly executed certificate containing such representations, warranties and covenants as shall be reasonably necessary or appropriate to enable such counsel to render the opinion described in Section 6.01(e), as applicable (the “Lone Star Tax Certificate”). Each of First Guaranty Bancshares and Lone Star will comply, to the extent reasonably expected to be necessary to cause the Merger to qualify as a reorganization under the provisions of Section 368(a) of the Code, and with all covenants contained in the First Guaranty Bancshares Tax Certificate and Lone Star Tax Certificate, respectively.
(xxv)Each of First Guaranty Bancshares and Lone Star further agrees, upon request, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Authority or any other person that it is legally entitled to obtain as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed with respect to the transactions contemplated hereby.
(xxvi)Each of First Guaranty Bancshares and Lone Star shall promptly notify the other of the receipt of any written notice of any pending or threatened Tax proceeding or claim against or with respect to First Guaranty Bancshares or Lone Star, as the case may be, or any of their Subsidiaries.
(xxvii)Without limiting the provisions of this Section 5.24(e), First Guaranty Bancshares shall comply with the recordkeeping and information reporting requirements set forth in Regulation Section 1.368-3.
1.yTransaction Expenses. From and after the date hereof, Lone Star shall timely pay (or, as of the Calculation Date, accrue to the extent incurred prior to the Calculation Date but not yet paid), in accordance with GAAP, all expenses in the Ordinary Course of Business, including Transaction Expenses, as and when they occur; provided, however, for the avoidance of doubt, that any expenses incurred after the Calculation Date shall not be considered Transaction Expenses or otherwise included in the calculation of Lone Star’s Adjusted Net Tangible Shareholders’ Equity. In this regard, Lone Star will provide to FGBI an up-to-date accounting of all Transaction Expenses incurred as of (a) the Business Day that precedes the Calculation Date, and (b) the Business Day that precedes the Closing Date.
Article 6
CONDITIONS TO CONSUMMATION OF THE MERGER
1.0aConditions to Obligations of the Parties to Effect the Merger.
The respective obligations of the Parties to consummate the Merger are subject to the fulfillment or, to the extent permitted by applicable Law, written waiver by the Parties prior to the Closing Date of each of the following conditions:
(i)Shareholder Vote. This Agreement and the transactions contemplated hereby, as applicable, shall have received the Requisite Lone Star Shareholder Approval at the Lone Star Meeting.

(ii)Regulatory Approvals; No Burdensome Condition. All Regulatory Approvals required to consummate the Merger in the manner contemplated herein shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof, if any, shall have expired or been terminated, and no such Regulatory Approval includes or contains, or shall have resulted in the imposition of, any Burdensome Condition.
(iii)No Injunctions or Restraints; Illegality. No judgment, order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated hereby shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority that prohibits or makes illegal the consummation of any of the transactions contemplated hereby.
(iv)Effective Registration Statement. The Registration Statement shall have become effective and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC or any other Governmental Authority.
(v)Tax Opinions Relating to the Merger. First Guaranty Bancshares and Lone Star, respectively, shall have received opinions from Bradley Arant Boult Cummings LLP and Hunton Andrews Kurth LLP, respectively, each dated as of the Closing Date, in substance and form reasonably satisfactory to First Guaranty Bancshares and Lone Star, respectively, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinions, the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering their opinions, Bradley Arant Boult Cummings LLP and Hunton Andrews Kurth LLP may require and rely upon representations as to certain factual matters contained in the First Guaranty Bancshares Tax Certificate and the Lone Star Tax Certificate.
(vi)Nasdaq Listing. The shares of First Guaranty Bancshares Common Stock to be issued in connection with the transactions contemplated by this Agreement shall have been approved for listing on Nasdaq.
(vii)Consents and Approvals. First Guaranty Bancshares has received, in form and substance satisfactory to Lone Star and First Guaranty Bancshares, all consents, approvals, waivers and other assurances from all non-governmental third parties which are required to be obtained under any contract, agreement or instrument to which First Guaranty Bancshares or any of its Subsidiaries is a party or by which any of their respective properties is bound in order to prevent the consummation of the transactions contemplated by this Agreement from constituting a default under such contract, agreement or instrument or creating any lien, claim or charge upon any of the assets of First Guaranty Bancshares or any of its Subsidiaries.
1.0bConditions to Obligations of Lone Star.
The obligations of Lone Star to consummate the Merger also are subject to the fulfillment or written waiver by Lone Star prior to the Closing Date of each of the following conditions:
(i)Representations and Warranties. The representations and warranties of First Guaranty Bancshares set forth in (i) Section 4.02(a) and Section 4.09  (in each case after giving effect to the lead-in to Article IV) shall be true and correct in all respects (with respect to Section 4.02(a), other than de minimis inaccuracies, it being agreed that for purposes of Section 4.02, any inaccuracy in which the applicable amounts as of a date of determination exceed the amounts set forth in Section 4.02 by no more than one-half percent (0.50%) shall be deemed de minimis)) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date, (ii) Section 4.01, Section 4.02(b), Section 4.03(a), Section 4.04 and Section

4.08 in each case after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) this Agreement, other than those sections specifically identified in clauses (i) or (ii) of this Section 6.02(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, but in each case after giving effect to the lead-in to Article IV) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to First Guaranty Bancshares. Lone Star shall have received a certificate signed on behalf of First Guaranty Bancshares by the Chief Executive Officer or the Chief Financial Officer of First Guaranty Bancshares to the foregoing effect.
(ii)Performance of Obligations of First Guaranty Bancshares. First Guaranty Bancshares shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, and Lone Star shall have received a certificate, dated the Closing Date, signed on behalf of First Guaranty Bancshares by its Chief Executive Officer and the Chief Financial Officer to such effect.
(iii)No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in First Guaranty Bancshares or First Guaranty Bank being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.
(iv)Closing Certificates.
(1)Lone Star shall have received a certificate, signed on behalf of First Guaranty Bancshares by the Secretary of Assistant Secretary of First Guaranty Bancshares acting solely in her or her official capacity as such, certifying (i) the due adoption by the First Guaranty Bancshares board of directors of corporate resolutions attached to such certificate authorizing the Merger and the other transactions, agreements and documents contemplated by this Agreement; (ii) First Guaranty Bancshares’ articles of incorporation; (iii) First Guaranty Bancshares’ bylaws; and (iv) the incumbency and true signatures of those officers of First Guaranty Bancshares duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and the other agreements, documents and instruments contemplated by this Agreement.
(2)Lone Star shall have received a certificate, signed on behalf of First Guaranty Bank by the Secretary or Assistant Secretary acting solely in her or her official capacity as such, certifying (i) the due adoption by the board of directors of corporate resolutions attached to such certificate authorizing the Merger and the other transactions, agreements and documents contemplated by this Agreement and the Merger Agreement; (ii) the articles of incorporation; (iii) bylaws; and (iv) the incumbency and true signatures of those officers duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement, the Merger Agreement, and the other agreements, documents and instruments contemplated by this Agreement.
(3)Lone Star will have received good standing certificates for First Guaranty Bancshares from the Secretary of State of the State of Louisiana and for First Guaranty Bank from OFI.

1.0cConditions to Obligations of First Guaranty Bancshares.
The obligations of First Guaranty Bancshares to consummate the Merger also are subject to the fulfillment or written waiver by First Guaranty Bancshares prior to the Closing Date of each of the following conditions:
(i)Representations and Warranties. The representations and warranties of Lone Star set forth in (i) Section 3.02(a) and Section 3.09 (in each case after giving effect to the lead-in to Article III) shall be true and correct in all respects (with respect to Section 3.02(a), other than de minimis inaccuracies, it being agreed that for purposes of Section 3.02(a), any inaccuracy in which the applicable amounts as of a date of determination exceed the amounts set forth in Section 3.02(a) by no more than one-half percent (0.50%) shall be deemed de minimis) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), (ii) Section 3.01, Section 3.03(a), Section 3.06, Section 3.15 and Section 3.33 (in each case after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date) and (iii) this Agreement, other than those sections specifically identified in clauses (i) or (ii) of this Section 6.03(a), shall be true and correct (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein, but in each case after giving effect to the lead-in to Article III) as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure to be true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Lone Star. First Guaranty Bancshares shall have received a certificate signed on behalf of Lone Star by the Chief Executive Officer or the Chief Financial Officer of Lone Star to the foregoing effect.
(ii)Performance of Obligations of Lone Star. Lone Star shall have performed and complied with all of its obligations under this Agreement in all material respects at or prior to the Closing Date, and First Guaranty Bancshares shall have received a certificate, dated the Closing Date, signed on behalf of Lone Star by Lone Star’s Chief Executive Officer and Chief Financial Officer, to such effect.
(iii)No Material Adverse Effect. Since the date of this Agreement (i) no change or event has occurred which has resulted in Lone Star being subject to a Material Adverse Effect and (ii) no condition, event, fact, circumstance or other occurrence has occurred that may reasonably be expected to have or result in such parties being subject to a Material Adverse Effect.
(iv)Dissenting Shares. Dissenting Shares shall be less than five percent (5.0%) of the issued and outstanding shares of Lone Star Common Stock.
(v)Consents and Approvals. Lone Star has received, in form and substance satisfactory to Lone Star and First Guaranty Bancshares, all consents, approvals, amendments, or cancellation agreements (i) necessary to terminate or fully satisfy obligations of Lone Star as of the Effective Time under Lone Star Benefit Plans, or (ii) described in Lone Star Disclosure Schedule Section 3.12(c).
(vi)Closing Certificates.

(1)First Guaranty Bancshares shall have received a certificate, signed on behalf of Lone Star by the Secretary of Assistant Secretary of Lone Star acting solely in her or her official capacity as such, certifying (i) the due adoption by the Lone Star board of directors of corporate resolutions attached to such certificate authorizing the Merger and the other transactions, agreements and documents contemplated by this Agreement; (ii) Lone Star’s certificate of formation; (iii) Lone Star’s bylaws; (iv) the incumbency and true signatures of those officers of Lone Star duly authorized to act on its behalf in connection with the Merger and to execute and deliver this Agreement and the other agreements, documents and instruments contemplated by this Agreement; (v) the number of shares of Lone Star Common Stock issued and outstanding as of the Closing Date; (vi) confirmation that, other than the shares of Lone Star Common Stock, there are no other shares of Lone Star capital stock issued or outstanding as of the Closing Date; and (vii) the number of Lone Star Options as of the Closing Date and the average exercise price of such Lone Star Options.
(2)First Guaranty Bancshares will have received from Lone Star a certificate of existence from the TDB, and a Statement of Franchise Tax Account Status obtained through the website of the Texas Comptroller of Public Accounts.
(vii)Transaction Expenses. Lone Star shall have paid in full or accrued for all unpaid Transaction Expenses as of the Calculation Date that were incurred by Lone Star prior to the Calculation Date. To the extent not paid prior to the Calculation Date, any accrued and unpaid Transaction Expenses that were incurred prior to the Calculation Date shall be included in the calculation of Lone Star’s Adjusted Net Tangible Equity.
(viii)Option Cancellation and Payment. All unexercised Lone Star Options shall have been canceled and the holders thereof paid the Lone Star Per-Option Value with respect to such unexercised and cancelled Lone Star Options, and the aggregate amount of such Lone Star Per-Option Value shall be included in the calculation of Transaction Expenses for purposes of this Agreement.
1.0dFrustration of Closing Conditions.
Neither First Guaranty Bancshares nor Lone Star may rely on the failure of any condition set forth in Section 6.01, Section 6.02 or Section 6.03, as the case may be, to be satisfied if such failure was caused by such Party’s failure to use its reasonable best efforts to consummate any of the transactions contemplated hereby, as required by and subject to Section 5.03.
Article 7
TERMINATION
1.0aTermination.
This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:
(i)Mutual Consent. At any time prior to the Effective Time, by the mutual consent, in writing, of First Guaranty Bancshares and Lone Star if the board of directors of First Guaranty Bancshares and the board of directors of Lone Star each so determines by vote of a majority of the members of its entire board.
(ii)No Regulatory Approval. By First Guaranty Bancshares or Lone Star, if either of their respective boards of directors so determines by a vote of a majority of the members of its entire board, in the event that (i) any Regulatory Approval required for consummation of the transactions contemplated by this Agreement shall have been denied by final, non-appealable action by such Governmental Authority, (ii) an application therefor shall have been permanently withdrawn at the request of a Governmental Authority; (iii) First Guaranty Bancshares makes a reasonable determination in good faith after consultation with its counsel that there is a substantial likelihood that any Regulatory Approval will be obtained only upon the imposition of a Burdensome Condition; or (iv) any Governmental Authority shall have issued a final nonappealable law or order permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger, unless in each case the failure to obtain a Regulatory Approval shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants and agreements of such Party set forth.
(iii)No Shareholder Approval. By either First Guaranty Bancshares or Lone Star (provided that such terminating party shall not be in breach of any of its obligations under Section 5.03), if the Requisite Lone Star Shareholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such Holders or at any adjournment or postponement thereof.
(iv)Breach of Representations and Warranties. By either First Guaranty Bancshares or Lone Star (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other party to not consummate this Agreement) if there shall have been a breach of any of the representations or warranties set forth in this Agreement on the part of First Guaranty Bancshares, in the case of a termination by Lone Star, or Lone Star, in the case of a termination by First Guaranty Bancshares, which breach, either individually or in the aggregate with all other breaches by such party, would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 6.02, in the case of a termination by Lone Star, or Section 6.03, in the case of a termination by First Guaranty Bancshares, and which is not cured prior to the earlier of (y) thirty (30) days following written notice to the Party committing such breach from the other Party or (z) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.
(v)Breach of Covenants. By either First Guaranty Bancshares or Lone Star (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein in a manner that would entitle the other Party not to consummate the agreement) if there shall have been a material breach of any of the covenants or agreements set forth in this Agreement on the part of the other Party, which breach shall not have been cured prior to the earlier of (i) thirty (30) days following written notice to the Party committing such breach from the other Party or (ii) two (2) Business Days prior to the Expiration Date, or which breach, by its nature, cannot be cured prior to the Closing.
(vi)Delay. By either First Guaranty Bancshares or Lone Star if the Merger shall not have been consummated on or before June 30, 2023, provided, however, that such date will be automatically extended to September 30, 2023, if the only outstanding condition to Closing under Article VI is the receipt of all Regulatory Approvals (the “Expiration Date”), unless the failure of the Closing to occur by such date shall be due to a breach of this Agreement by the Party seeking to terminate this Agreement.
(vii)Failure to Recommend; Etc. In addition to and not in limitation of First Guaranty Bancshares’ termination rights under Section 7.01(e), by First Guaranty Bancshares if (i) there shall have been a material breach of Section 5.09, or (ii) the board of directors of Lone Star, other than as permitted in connection with a Superior Proposal under Section 5.09, (A) withdraws, qualifies, amends, modifies or withholds the Lone Star Recommendation, or makes any statement, filing or release, in connection with the Lone Star Meeting or otherwise, inconsistent with the Lone Star Recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of the Lone Star Recommendation), (B) materially breaches its obligation to call, give notice of and commence the Lone Star Meeting under Section 5.04(a), (C) approves or recommends an Acquisition Proposal, (D) fails to publicly recommend against a publicly announced Acquisition Proposal within three (3) Business Days of being requested to do so by First Guaranty Bancshares, (E) fails to publicly reconfirm the Lone Star Recommendation within three (3) Business Days of being requested to do so by First Guaranty Bancshares, or (F) resolves or otherwise determines to take, or announces an intention to take, any of the foregoing actions.
(viii)Acceptance of Superior Proposal. By Lone Star in connection with entering into a definitive agreement to effect a Superior Proposal after making a Lone Star Subsequent Determination in accordance with Section 5.09(e).
1.0bTermination Fee.
(i)In recognition of the efforts, expenses and other opportunities forgone by First Guaranty Bancshares while structuring and pursuing the Merger, Lone Star shall pay to First Guaranty Bancshares a termination fee equal to $1,000,000 (“Termination Fee”), by wire transfer of immediately available funds to an account specified by First Guaranty Bancshares in the event of any of the following: (i) in the event that after the date of this Agreement and prior to the termination of this Agreement, an Acquisition Proposal shall have been made known to senior management of Lone Star or has been made directly to its Holders generally or any Person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Lone Star and (A) thereafter this Agreement is terminated (x) by either First Guaranty Bancshares or Lone Star pursuant to Section 7.01(c) because the Requisite Lone Star Shareholder Approval shall not have been obtained, (y) by First Guaranty Bancshares pursuant to Section 7.01(d) or Section 7.01(e) or (z) by First Guaranty Bancshares pursuant to Section 7.01(g) and (B) prior to the date that is twelve (12) months after the date of such termination, Lone Star enters into any agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Lone Star shall, on the earlier of the date it enters into such agreement and the date of consummation of such transaction, pay First Guaranty Bancshares the Termination Fee; provided, that for purposes of this Section 7.02(a)(i), all references in the definition of Acquisition Proposal to “twenty percent (20%)” shall instead refer to “fifty percent (50%),” or (ii) in the event Lone Star terminates this Agreement pursuant to Section 7.01(h), then Lone Star shall pay First Guaranty Bancshares the Termination Fee within one (1) Business Day after Lone Star’s notification of such termination.
(ii)Lone Star and First Guaranty Bancshares each agree that the agreements contained in this Section 7.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, First Guaranty Bancshares would not enter into this Agreement; accordingly, if Lone Star fails promptly to pay any amounts due under this Section 7.02, Lone Star shall pay interest on such amounts from the date payment of such amounts were due to the date of actual payment at the rate of interest equal to the sum of (i) the rate of interest published from time to time in The Wall Street Journal, Eastern Edition (or any successor publication thereto), designated therein as the prime rate on the date such payment was due, plus (ii) 200 basis points, together with the costs and expenses of First Guaranty Bancshares (including reasonable legal fees and expenses) in connection with such suit.
(iii)Notwithstanding anything to the contrary set forth in this Agreement, the Parties agree that if Lone Star pays or causes to be paid to First Guaranty Bancshares the Termination Fee in accordance with Section 7.02(a), Lone Star (or any successor in interest of Lone Star) will not have any further obligations or liabilities to First Guaranty Bancshares with respect to this Agreement or the transactions contemplated by this Agreement.

1.0cEffect of Termination.
Except as set forth in Section 7.02(c), termination of this Agreement will not relieve a breaching party from liability for any breach of any covenant, agreement, representation or warranty of this Agreement (a) giving rise to such termination and (b) resulting from fraud or any willful and material breach.
Article 8
DEFINITIONS
1.0aDefinitions.
The following terms are used in this Agreement with the meanings set forth below:
“Acquisition Proposal” has the meaning set forth in Section 5.09(a).
“Acquisition Transaction” has the meaning set forth in Section 5.09(a).
“Adjusted Net Tangible Shareholders’ Equity” means the sum of Lone Star’s equity capital stock, capital surplus, and retained earnings, including the impact of any accumulated other comprehensive income (loss) resulting from unrealized securities gains or losses. For purposes of calculating Adjusted Net Tangible Shareholders’ Equity, Lone Star shall include deductions made for any Transaction Expenses and include additions made for any Prepayment Amounts.
“Advisory Board” has the meaning set forth in Section 5.18.
“Affiliate” means, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.
“Agreement” has the meaning set forth in the preamble to this Agreement.
“ALLL” has the meaning set forth in Section 3.23.
“ASC 320” means GAAP Accounting Standards Codification Topic 320.
“Associate” when used to indicate a relationship with any Person means (1) any corporation or organization (other than Lone Star) of which such Person is an officer or partner or is, directly or indirectly, the beneficial owner of ten percent (10%) or more of any class of equity securities, (2) any trust or other estate in which such Person has a substantial beneficial interest or serves as trustee or in a similar fiduciary capacity, or (3) any relative or family member of such Person.
“ASTM” has the meaning set forth in Section 5.02(x).
“Audited Financial Statements” has the meaning set forth in Section 3.07(a).
“Bank Secrecy Act” means the Bank Secrecy Act of 1970, as amended.
“Board Representatives” has the meaning set forth in Section 5.17.

“Book-Entry Shares” means any non-certificated share held by book entry in Lone Star’s stock transfer book, which immediately prior to the Effective Time represents an outstanding share of Lone Star Common Stock.
“Burdensome Condition” has the meaning set forth in Section 5.06(a).
“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the U.S. government or any day on which banking institutions in the State of Louisiana are authorized or obligated to close.
“Calculation Date” means the last day of the calendar month that precedes the Closing Date.
“Certificate” means any outstanding certificate, which immediately prior to the Effective Time, represents an outstanding share of Lone Star Common Stock.
“Certificate of Merger” has the meaning set forth in Section 1.03(a).
“Claim” has the meaning set forth in Section 5.10(a).
“Closing” and “Closing Date” have the meanings set forth in Section 1.03(b).
“Code” has the meaning set forth in the Recitals.
“Community Reinvestment Act” means the Community Reinvestment Act of 1977, as amended.
“Constituent Documents” means, with respect to any entity, its certificate or articles of incorporation, bylaws and any similar charter or other organizational documents.
“Controlled Group Members” means, with respect to the applicable entity, any related organizations described in Code Sections 414(b), (c), or (m).
“COVID-19 Measures” has the meaning set forth in Section 3.16.
“D&O Insurance” has the meaning set forth in Section 5.10(d).
“Derivative Transaction” means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar transaction (including any option with respect to any of these transactions) or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to any such transaction or transactions.
“Dissenting Shareholder” has the meaning set forth in Section 2.01(e).
“Dissenting Shares” has the meaning set forth in Section 2.01(e).
“Dodd-Frank Act” means the Dodd-Frank Wall Street Reform and Consumer Protection Act.

“Effective Time” has the meaning set forth in Section 1.03(a).
“Enforceability Exception” has the meaning set forth in Section 3.04.
“Environmental Law” means any federal, state or local Law, regulation, order, decree, permit, authorization, opinion or agency requirement relating to: (a) pollution, the protection or restoration of the indoor or outdoor environment, human health and safety, or natural resources, (b) the handling, use, presence, disposal, release or threatened release of any Hazardous Substance, or (c) any injury or threat of injury to persons or property in connection with any Hazardous Substance. The term Environmental Law includes, but is not limited to, the following statutes, as amended, any successor thereto, and any regulations promulgated pursuant thereto, and any state or local statutes, ordinances, rules, regulations and the like addressing similar issues: (a) Comprehensive Environmental Response, Compensation and Liability Act, as amended by the Superfund Amendments and Reauthorization Act of 1986, as amended, 42 U.S.C. § 9601 et seq.; the Resource Conservation and Recovery Act, as amended, 42 U.S.C. § 6901, et seq.; the Clean Air Act, as amended, 42 U.S.C. § 7401, et seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. § 1251, et seq.; the Toxic Substances Control Act, as amended, 15 U.S.C. § 2601, et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 1101, et seq.; the Safe Drinking Water Act; 42 U.S.C. § 300f, et seq.; the Occupational Safety and Health Act, 29 U.S.C. § 651, et seq.; and (b) common Law that may impose liability (including without limitation strict liability) or obligations for injuries or damages due to the presence of or exposure to any Hazardous Substance.
“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act, as amended.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to the applicable entity, an organization that is related under Section 4001(b) of ERISA.
“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Agent” means such exchange agent as may be designated by First Guaranty Bancshares, and reasonably acceptable to Lone Star, to act as agent for purposes of conducting the exchange procedures described in Article II.
“Exchange Fund” has the meaning set forth in Section 2.07(a).
“Exchange Ratio” means the quotient, rounded to the nearest one ten thousandth, obtained by dividing (A) the Lone Star Per-Share Amount by (B) the First Guaranty Bancshares Closing Share Value.
“Excluded Claim” means (i) any Claim brought by any Indemnified Party against any other Indemnified Party or First Guaranty Bancshares or its Subsidiaries (or their respective successors) or (ii) any Claim brought by First Guaranty Bancshares or its Subsidiaries (or their respective successors) against any Indemnified Party.
“Expiration Date” has the meaning set forth in Section 7.01(f).
“Fair Credit Reporting Act” means the Fair Credit Reporting Act, as amended.
“Fair Housing Act” means the Fair Housing Act, as amended.

“FDIA” has the meaning set forth in Section 3.27.
“FDIC” means the Federal Deposit Insurance Corporation.
“Financial Statements” has the meaning set forth in Section 3.07(a).
“First Guaranty Bancshares” has the meaning set forth in the preamble to this Agreement.
“First Guaranty Bancshares Closing Share Value” means the $23.67.

“First Guaranty Bancshares Common Stock” means the voting common stock, $1.00 par value per share, of First Guaranty Bancshares.
“First Guaranty Bancshares Common Stock Issuance” has the meaning set forth in Section 3.06(a).
“First Guaranty Bancshares Disclosure Schedule” has the meaning set forth in Article IV.
“First Guaranty Bancshares Preferred Stock” means the non-cumulative perpetual preferred stock, $1,000.00 par value per share, of First Guaranty Bancshares.
“First Guaranty Bancshares Reports” has the meaning set forth in Section 4.05(a).
“First Guaranty Bancshares Tax Certificate” has the meaning set forth in Section 5.24(b).
“First Guaranty Bank” has the meaning set forth in the Recitals.
“FRB” means the Board of Governors of the Federal Reserve System.
“GAAP” means generally accepted accounting principles in the United States of America.
“Governmental Authority” means any U.S. or foreign federal, state or local governmental commission, board, body, bureau or other regulatory authority or agency, including, without limitation, courts and other judicial bodies, bank regulators, insurance regulators, applicable state securities authorities, the SEC, the IRS or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.
“Hazardous Substance” means any and all substances (whether solid, liquid or gas) defined, listed, or otherwise regulated as pollutants, hazardous wastes, hazardous substances, hazardous materials, extremely hazardous wastes, flammable or explosive materials, radioactive materials or words of similar meaning or regulatory effect under any present or future Environmental Law or that may have a negative impact on human health or the environment, including, but not limited to, petroleum and petroleum products, asbestos and asbestos-containing materials, polychlorinated biphenyls, lead, radon, radioactive materials, flammables and explosives, mold, mycotoxins, microbial matter and airborne pathogens (naturally occurring or otherwise). Hazardous Substance does not include substances of kinds and in amounts ordinarily and customarily used or stored for the purposes of cleaning or other maintenance or operations.

“Holder” means the holder of record of shares of Lone Star Common Stock.
“Home Mortgage Disclosure Act” means Home Mortgage Disclosure Act of 1975, as amended.
“Indemnified Party” has the meaning set forth in Section 5.10(a).
“Informational Systems Conversion” has the meaning set forth in Section 5.13.
“Intellectual Property” means (a) trademarks, service marks, trade names, Internet domain names, designs, logos, slogans, and general intangibles of like nature, together with all goodwill, registrations and applications related to the foregoing; (b) patents and industrial designs (including any continuations, divisionals, continuations-in-part, renewals, reissues, and applications for any of the foregoing); (c) copyrights (including any registrations and applications for any of the foregoing); (d) Software (excluding off-the-shelf Software); and (e) technology, trade secrets and other confidential information, know-how, proprietary processes, formulae, algorithms, models, and methodologies.
“Intended Tax Treatment” has the meaning set forth in the Recitals.
“IRS” means the United States Internal Revenue Service.
“Knowledge” means, with respect to Lone Star, the actual knowledge of the Persons set forth in Lone Star Disclosure Schedule Section 8.01, and the knowledge that each such person would have reasonably obtained in the performance of such person’s duties as a director or officer of Lone Star, as applicable, and with respect to First Guaranty Bancshares, the actual knowledge of the Persons set forth in First Guaranty Bancshares Disclosure Schedule Section 8.01, and the knowledge that each such person would have reasonably obtained in the performance of such person’s duties as a director or officer of First Guaranty Bancshares or its Subsidiaries, as applicable.
“Law” means any federal, state, local or foreign Law, statute, ordinance, rule, regulation, judgment, order, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Authority that is applicable to the referenced Person.
“Leases” has the meaning set forth in Section 3.29(b).
“Letter of Transmittal” has the meaning set forth in Section 2.05.
“Liens” means any charge, mortgage, pledge, security interest, restriction, claim, lien or encumbrance, conditional and installment sale agreement, charge, claim, option, rights of first refusal, encumbrances, or security interest of any kind or nature whatsoever (including any limitation on voting, sale, transfer or other disposition or exercise of any other attribute of ownership).
“Loans” has the meaning set forth in Section 3.22(a).
“Lone Star” has the meaning set forth in the preamble to this Agreement.
“Lone Star Aggregate Option Exercise Price” means the aggregate exercise price received by Lone Star upon the exercise of any and all Lone Star Options, to the extent such Lone Star Option was exercised during the period commencing on the date of this Agreement and ending on the Lone Star Option Exercise Deadline Date.

“Lone Star Benefit Plans” has the meaning set forth in Section 3.15(a).
“Lone Star Cancelled Shares” has the meaning set forth in Section 2.01(d).
“Lone Star Capitalization Date” has the meaning set forth in Section 3.02(a).
“Lone Star Common Stock” means the common stock, par value $1.00 per share, of Lone Star.
“Lone Star Director Support Agreement” has the meaning set forth in the Recitals.
“Lone Star Disclosure Schedule” has the meaning set forth in Article III.
“Lone Star Employees” has the meaning set forth in Section 3.15(a).
“Lone Star Equity Award” means an award, grant, unit, option to purchase, or other right to receive a share or shares of Lone Star Common Stock including, but not limited to, the Lone Star Options.
“Lone Star Financial Advisor” has the meaning set forth in Section 3.14.
“Lone Star Insiders” has the meaning set forth in Section 5.23.
“Lone Star Intellectual Property” means the Intellectual Property used in or held for use in the conduct of the business of Lone Star.
“Lone Star Investment Securities” means the investment securities of Lone Star.
“Lone Star Loan” has the meaning set forth in Section 3.22(c).
“Lone Star Material Contracts” has the meaning set forth in Section 3.12(a).
“Lone Star Meeting” has the meaning set forth in Section 5.03(a).
“Lone Star Option” shall have the meaning set forth in Section 2.04.
“Lone Star Option Exercise Deadline” shall have the meaning set forth in Section 2.04.
“Lone Star Per-Option Value” has the meaning set forth Section 2.04.
“Lone Star Per-Share Amount” means the quotient, rounded to the nearest one-tenth of a cent, obtained by dividing (A) the Merger Consideration by (B) the Lone Star Share Count Amount.
“Lone Star Preferred Stock” means the preferred stock, par value $1.00 per share, of Lone Star.
“Lone Star Recommendation” has the meaning set forth in Section 5.03(b).
“Lone Star Regulatory Agreement” has the meaning set forth in Section 3.13.
“Lone Star Representatives” has the meaning set forth in Section 5.09(a).

“Lone Star Share Count Amount” means the number of shares of Lone Star Common Stock issued and outstanding immediately prior to the Effective Time. For the avoidance of doubt, the Lone Star Share Count Amount as of the date of this Agreement is 3,325,420.
“Lone Star Stock Plan” means the Lone Star Bank 2006 Stock Option Plan and the Lone Star Bank 2017 Stock Option Plan, each as amended to date.
“Lone Star Subsequent Determination” has the meaning set forth in Section 5.09(e).
“Lone Star Tax Certificate” has the meaning set forth in Section 5.24(b).
“Lone Star Voting Agreement” or “Lone Star Voting Agreements” shall have the meaning set forth in the Recitals.
“Material Adverse Effect” with respect to any party means (i) any change, development or effect that individually or in the aggregate is, or is reasonably likely to be, material and adverse to the condition (financial or otherwise), results of operations, or business of such party and its Subsidiaries, taken as a whole, or (ii) any change, development or effect that individually or in the aggregate would, or would be reasonably likely to, materially impair the ability of such party to perform its obligations under this Agreement or otherwise materially impairs, or is reasonably likely to materially impair, the ability of such party to consummate the Merger and the transactions contemplated hereby; provided, however, that, in the case of clause (i) only, a Material Adverse Effect shall not be deemed to include the impact of (A) changes in Laws of general applicability to companies in the industries in which such party and its Subsidiaries operate or interpretations thereof by Governmental Authorities (except to the extent that such change disproportionately adversely affects Lone Star or First Guaranty Bancshares and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Lone Star and First Guaranty Bancshares operate, in which case only the disproportionate effect will be taken into account), (B) changes in GAAP or regulatory accounting requirements applicable to banks or bank holding companies generally (except to the extent that such change disproportionately adversely affects Lone Star or First Guaranty Bancshares and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Lone Star and First Guaranty Bancshares operate, in which case only the disproportionate effect will be taken into account), (C) changes in economic or market conditions in the United States or any state therein affecting the financial services industry generally, including changes in equity, credit and debt markets, general downgrades in the credit markets and changes in interest rates (except to the extent that such change disproportionately adversely affects Lone Star or First Guaranty Bancshares and its Subsidiaries, as the case may be, compared to other companies of similar size operating in the same industry in which Lone Star and First Guaranty Bancshares operate, in which case only the disproportionate effect will be taken into account), (D) public disclosure, pendency or completion of the transactions contemplated hereby or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of or at the written request of the other party, or as otherwise expressly permitted or contemplated by this Agreement, (E) any failure by Lone Star or First Guaranty Bancshares to meet any internal or published industry analyst projections or forecasts or estimates of revenues or earnings for any period (it being understood and agreed that the facts and circumstances giving rise to such failure that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (F) changes in the trading price or trading volume of First Guaranty Bancshares Common Stock (it being understood and agreed that the facts and circumstances giving rise to such change that are not otherwise excluded from the definition of Material Adverse Effect may be taken into account in determining whether there has been a Material Adverse Effect), (G) this Agreement and the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement), (H) any local, regional, national or global health conditions (including any epidemic, pandemic or disease outbreak (including SARS-CoV-2 or COVID-19, and any evolutions thereof (“COVID-19”))), including any material worsening of such conditions or any law, directive, guidelines or recommendations issued by a Governmental Authority, the Centers for Disease Control and Prevention, the World Health Organization, or any other Governmental Authority providing for business closures, “sheltering-in-place,” curfews, quarantines or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19), or any change in such law, directive, guidelines, recommendations or interpretation thereof, (I) changes in global, national or regional political conditions, including the outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, or (J) acts of God or other natural or environmental disasters or comparable events in the United States, or any escalation of the foregoing.
“Maximum D&O Tail Premium” has the meaning set forth in Section 5.10(d).
“Merger” has the meaning set forth in the Recitals.
“Merger Agreement” has the meaning set forth in Section 1.01.
“Merger Consideration” means (a) an amount equal to 1.5x Lone Star’s Adjusted Net Tangible Shareholders’ Equity without considering the Lone Star Aggregate Option Exercise Price, as determined on the Calculation Date, plus (b) an amount equal to 1.0x the Lone Star Aggregate Option Exercise Price. An example calculation of the Merger Consideration is set forth in Lone Star Disclosure Schedule Section 8.01 and First Guaranty Bancshares Disclosure Schedule Section 8.01. The final calculation of the Merger Consideration will be determined in accordance with this definition and the structure and methodologies used in preparing the example calculation of the Merger Consideration set forth in Lone Star Disclosure Schedule Section 8.01 and First Guaranty Bancshares Disclosure Schedule Section 8.01.
“Nasdaq” means The Nasdaq Global Select Market.
“National Labor Relations Act” means the National Labor Relations Act, as amended.
“Non-Transferred Employees” has the meaning set forth in Section 5.11(b).
“Notice of Superior Proposal” has the meaning set forth in Section 5.09(e).
“Notice Period” has the meaning set forth in Section 5.09(e).
“OFI” means the Louisiana Office of Financial Institutions.
“Option Exercise Deadline” has the meaning set forth in Section 2.04.
“Ordinary Course of Business” means the ordinary, usual and customary course of business of Lone Star consistent with past practice, including with respect to frequency and amount.
“OREO” has the meaning set forth in Section 3.22(b).
“Party” or “Parties” have the meaning set forth in the preamble to this Agreement.
“PEO Agreement” has the meaning set forth in Section 3.15(a).
“PEO Employees” has the meaning set forth in Section 3.15(a).

“Per-Share Merger Consideration” shall, with respect to each Holder, equal a number of shares of First Guaranty Bancshares Common Stock equal to the product of (a) the Exchange Ratio and (b) the number of shares of Lone Star Common Stock held by such Holder.
“Person” means any individual, bank, corporation, partnership, association, joint-stock company, business trust, limited liability company, unincorporated organization or other organization or firm of any kind or nature.
“Phase I” has the meaning set forth in Section 5.02(x).
“Prepayment Amounts” shall have the meaning set forth in Section 5.13.
“Proxy Statement/Prospectus” means the proxy statement and prospectus and other proxy solicitation materials of First Guaranty Bancshares and Lone Star relating to the Lone Star Meeting.
“Registration Statement” means the Registration Statement on Form S-4 to be filed with the SEC by First Guaranty Bancshares in connection with the First Guaranty Bancshares Common Stock Issuance (including the Proxy Statement/Prospectus constituting a part thereof).
“Regulations” means the final and temporary regulations promulgated under the Code by the United States Department of the Treasury.
“Regulatory Approval” has the meaning set forth in Section 3.06(a).
“Requisite Lone Star Shareholder Approval” means approval of this Agreement by a vote (in person or by proxy) of two-thirds of the outstanding shares of Lone Star Common Stock entitled to vote thereon at the Lone Star Meeting.
“Rights” means, with respect to any Person, warrants, options, rights, convertible securities and other arrangements or commitments which obligate the Person to issue or dispose of any of its capital stock or other ownership interests.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Software” means computer programs, whether in source code or object code form (including any and all software implementation of algorithms, models and methodologies), databases and compilations (including any and all data and collections of data), and all documentation (including user manuals and training materials) related to the foregoing.
“SRO” has the meaning set forth in Section 3.06(a).
“Subsidiary” means, with respect to any party, any corporation or other entity of which a majority of the capital stock or other ownership interest having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at the time directly or indirectly owned by such party.
“Superior Proposal” has the meaning set forth in Section 5.09(a).

“Surviving Bank” means the bank surviving the Merger.
“Tax” and “Taxes” shall mean all federal, state, local, and non-U.S. taxes and other charges, fees, levies, imposts, duties, and other like assessments that are imposed, assessed or collected by a Governmental Authority and that are in the nature of a tax, including income, gross receipts, excise, employment, sales, use, transfer, intangible, recording, license, payroll, franchise, severance, documentary, stamp, occupation, windfall profits, environmental, federal highway use, commercial rent, customs duties, capital stock, paid-up capital, profits, withholding, Social Security, single business and unemployment, disability, real property, personal property, registration, ad valorem, value added, alternative or add-on minimum, estimated, or other tax, whether disputed or not, including any related interest, penalties, and additions imposed thereon or with respect thereto.
“Tax Returns” shall mean any report, return, declaration, claim for refund, information return or statement relating to Taxes, including any associated schedules, forms, attachments or amendments and any related or supporting information, estimates, elections, or statements filed or required to be filed with a Governmental Authority with respect to Taxes.
“TBOC” has the meaning set forth in Section 1.01.
“TDB” means the Texas Department of Banking.
“Terminated Contracts” has the meaning set forth in Section 5.14.
“Termination Fee” has the meaning set forth in Section 7.02(a).
“TFC” has the meaning set forth in Section 1.01.
“The date hereof” or “the date of this Agreement” means the date first set forth above in the preamble to this Agreement.
“Transaction Expenses” means (i) the amount of any costs, fees, expenses and commissions payable to any broker, finder, financial advisor or investment banking firm in connection with this Agreement or the transactions contemplated hereby, but only to the extent such costs, fees, expense or commissions exceed $50,000; (ii) the amount of all legal and accounting fees and other expenses incurred by Lone Star in connection with the negotiation, execution or performance of this Agreement or the consummation of the transactions contemplated hereby, but (a) only to the extent such fees or expenses exceed $125,000 and (b) are paid, incurred, or accrued on or prior to the Calculation Date; (iii) the amount of any payments to be made or expenses to be incurred pursuant to any existing employment, change in control, salary continuation, deferred compensation or other similar agreements or arrangements or severance, noncompetition, retention or bonus arrangements between Lone Star and any other Person, including upon termination of such agreements, which payments or expenses are triggered by the transactions set forth in this Agreement; (iv) the aggregate amount of the Lone Star Per-Option Value; and (v) the amount equal to the difference between the price of a 3-year tail policy for the D&O Insurance and a 4-year tail policy for the D&O Insurance contemplated by Section 5.10(d); provided that, any adjustments to the calculation of the Adjusted Net Tangible Shareholders’ Equity shall be mutually determined by Lone Star and First Guaranty Bancshares in good faith. In calculating Adjusted Net Tangible Shareholders’ Equity, Lone Star will be permitted to calculate any expenses on an after-Tax basis (but only to the extent that such expenses are Tax-deductible) using an income tax rate of 21%. For the avoidance of doubt, Adjusted Net Tangible Shareholders’ Equity shall be reduced dollar for dollar by the amount of any dividend or other distribution by Lone Star declared or paid on or after the date of this Agreement and prior to or on the Closing Date. For the avoidance of doubt, a representative determination (without estimates of costs) of the impact of Transaction Expenses on calculation of the Merger Consideration is set forth in Lone Star Disclosure Schedule Section 8.01 and First Guaranty Bancshares Disclosure Schedule Section 8.01.
“Transferred Employees” has the meaning set forth in Section 5.11(a).
“Truth in Lending Act” means the Truth in Lending Act of 1968, as amended.
“Unaudited Financial Statements” has the meaning set forth in Section 3.07(a).
“USA PATRIOT Act” means the USA PATRIOT Act of 2001, Public Law 107-56, and the regulations promulgated thereunder.
Article 9
MISCELLANEOUS
1.0aSurvival.
No representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time other than this Section 9.01 and any other agreements or covenants contained herein that by their express terms are to be performed after the Effective Time, including, without limitation, Section 5.10.
1.0bWaiver; Amendment.
Prior to the Effective Time and to the extent permitted by applicable Law, any provision of this Agreement may be (a) waived by the Party benefited by the provision, provided such waiver is in writing and signed by such Party, or (b) amended or modified at any time, by an agreement in writing among the Parties executed in the same manner as this Agreement, except that after the Lone Star Meeting no amendment shall be made which by Law requires further approval by the Holders of Lone Star without obtaining such approval. The waiver by any Party of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach.
1.0cGoverning Law; Jurisdiction; Waiver of Right to Trial by Jury.
(i)This Agreement shall be governed by, and interpreted and enforced in accordance with, the internal, substantive laws of the State of Louisiana, without regard for conflict of law provisions.
(ii)Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of Louisiana (the “Louisiana Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Louisiana Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Louisiana Courts, (iii) waives any objection that the Louisiana Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.06.

1.0dWaiver of Jury Trial.
EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.04.
1.0eExpenses.
Except as otherwise provided in Section 7.02, and except as otherwise provided in this Agreement relative to Transaction Expenses, each Party will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, including fees and expenses of its own financial consultants, accountants and counsel. Nothing contained in this Agreement shall limit either Party’s rights to recover any liabilities or damages arising out of the other Party’s willful breach of any provision of this Agreement.
1.0fNotices.
All notices, requests and other communications hereunder to a Party, shall be in writing and shall be deemed properly given if delivered (a) personally, (b) by registered or certified mail (return receipt requested), with adequate postage prepaid thereon, (c) by properly addressed electronic mail delivery (with confirmation of delivery receipt), or (d) by reputable courier service to such Party at its address set forth below, or at such other address or addresses as such Party may specify from time to time by notice in like manner to the Parties. All notices shall be deemed effective upon delivery.
if to First Guaranty Bancshares, to:

First Guaranty Bancshares, Inc.
400 E. Thomas Street
Hammond, Louisiana 70401
Attention:	Eric J. Dosch
E-mail:	ejdosch@fgb.net

with copies (which shall not constitute notice to First Guaranty Bancshares) to:

G. Ortega Law, PLLC 7941 Katy Fwy #230 Houston, TX 77024 Attn: John Ortega E-mail: ortega@12usc.com and:

Pickering & Cotogno 1555 Poydras, Suite 430 New Orleans, LA 70112 Attn: Gary A. Cotogno E-mail: gac@pclawfirm.com and:

Bradley Arant Boult Cummings LLP 1445 Ross Avenue, Suite 3600 Dallas, Texas 75202 Attention: Robert Flowers E-mail: rflowers@bradley.com if to Lone Star, to:

Lone Star Bank
2600 S. Gessner Road
Houston, Texas 77063
Attention:	Dennis Harrington
E-mail:	dharrington@lsbtexas.com

with a copy (which shall not constitute notice to Lone Star) to:

Hunton Andrews Kurth
1445 Ross Avenue, Suite 3700
Dallas, Texas 75202
Attention:	Josh McNulty
E-mail:	jmcnulty@huntonak.com

1.0gEntire Understanding; No Third-Party Beneficiaries.
This Agreement represents the entire understanding of the Parties with reference to the transactions contemplated hereby, and this Agreement supersedes any and all other oral or written agreements heretofore made. Except for the Indemnified Parties’ rights under Section 5.10, First Guaranty Bancshares and Lone Star hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other Party, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person (including any person or employees who might be affected by Section 5.11), other than the Parties, any rights or remedies hereunder, including, the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations between the Parties and are for the sole benefit of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
1.0hSeverability.
In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the Parties will use their commercially reasonable efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes and intents of this Agreement.
1.0iEnforcement of the Agreement.
The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction without having to show or prove economic damages and without the requirement of posting a bond, this being in addition to any other remedy to which they are entitled at law or in equity.
1.jInterpretation.
(i)When a reference is made in this Agreement to sections, exhibits or schedules, such reference shall be to a section of, or exhibit or schedule to, this Agreement unless otherwise indicated. The table of contents and captions and headings contained in this Agreement are included solely for convenience of reference; if there is any conflict between a caption or heading and the text of this Agreement, the text shall control. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(ii)The Parties have participated jointly in the negotiation and drafting of this Agreement and the other agreements and documents contemplated herein. In the event an ambiguity or question of intent or interpretation arises under any provision of this Agreement or any other agreement or document contemplated herein, this Agreement and such other agreements or documents shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorizing any of the provisions of this Agreement or any other agreements or documents contemplated herein.
(iii)The Lone Star Disclosure Schedule and the First Guaranty Bancshares Disclosure Schedule, as well as all other schedules and all exhibits to this Agreement, shall be deemed part of this Agreement and included in any reference to this Agreement. Any matter disclosed pursuant to any section of either Disclosure Schedule shall be deemed disclosed for purposes of any other section of Article III or Article IV, respectively, to the extent that applicability of the disclosure to such other section is reasonably apparent on the face, notwithstanding the absence of a specific cross-reference, of such disclosure. No item is required to be set forth in either

Disclosure Schedule as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect. The mere inclusion of an item in either Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by either party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, or that any breach or violation of applicable Laws or any contract exists or has actually occurred. This Agreement shall not be interpreted or construed to require any person to take any action, or fail to take any action, if to do so would violate any applicable Law.
(iv)Any reference contained in this Agreement to specific statutory or regulatory provisions or to any specific Governmental Authority shall include any successor statute or regulation, or successor Governmental Authority, as the case may be. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable, and the singular includes the plural and vice versa. As used herein, (i) the term “made available” means any document or other information that was (a) provided by one party or its representatives to the other party or its representatives prior to the date hereof or (b) included in the virtual data room of a party prior to the date hereof, and (ii) the word “or” is not exclusive.
(v)Unless otherwise specified, the references to “Section” and “Article” in this Agreement are to the Sections and Article of this Agreement. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise.
1.kAssignment.
No Party may assign either this Agreement or any of its rights, interests or obligations hereunder without the prior written approval of the other Party, and any purported assignment in violation of this Section 9.11 shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.
1.lConfidential Supervisory Information.
Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined in 12 C.F.R. § 261.2(c) and as identified in 12 C.F.R. § 309.5(g)(8)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable Law. For purposes of clarity, a representation relating to receipt of regulatory approvals on a timely basis shall not be given, or continue to be given, to the extent the reason for it no longer continuing to be accurate involves such confidential supervisory information. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentences apply.
1.mCounterparts.
This Agreement may be executed and delivered by facsimile or by electronic data file and in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart. Signatures delivered by facsimile or by electronic data file shall have the same effect as originals.
[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.
    FIRST GUARANTY BANCSHARES, INC.

    Alton B. Lewis, Jr.,
    Vice Chairman/President/CEO

    FIRST GUARANTY BANK

    Alton B. Lewis, Jr.,
    President

    LONE STAR BANK

    Dennis Harrington,
    CEO